Exhibit 2.1
The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates and may be subject to more recent developments. In addition, they were made solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures, for the purposes of allocating risk between such parties instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by Oclaro stockholders or other investors. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. Oclaro stockholders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Oclaro, Mintera, or Nikko Acquisition Corp. or any of their respective subsidiaries or affiliates.

AGREEMENT OF MERGER
among:
OCLARO, Inc.,
a Delaware corporation;
NIKKO ACQUISITION CORP.,
a Delaware corporation;
Mintera Corporation,
a Delaware corporation;
and
Shareholder Representative Services LLC,
a Colorado limited liability company,
solely in its capacity as the Stockholders’ Agent.

Dated as of July 20, 2010

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2.20 Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes	33
2.21 Non-Contravention; Consents	34
2.22 Vote Required	35
2.23 Brokers	35
2.24 Full Disclosure	35
3. Representations and Warranties of Parent and Merger Sub	35
3.1 Due Organization	35
3.2 Non-Contravention; Consents	35
3.3 Authority; Binding Nature of Agreement	36
3.4 Legal Proceedings	36
3.5 Valid Issuance	36
3.6 Available Funds	36
4. Certain Covenants of the Company	36
4.1 Access and Investigation	36
4.2 Operation of the Business of the Company	37
4.3 Notification; Updates to Disclosure Schedule	39
4.4 No Negotiation	39
4.5 Termination of Severance Plan	40
4.6 FIRPTA Matters	40
5. Certain Covenants of the Parties	40
5.1 Filings and Consents	40
5.2 Stockholder Consent	41
5.3 Public Announcements	42
5.4 Reasonable Efforts	42
5.5 Employee Benefits	42
5.6 Communications with Employees	42
5.7 Resignation of Officers and Directors	42
5.8 Amendment to Certificate of Incorporation	42
5.9 Directors and Officers Indemnification; Insurance	42
6. Conditions Precedent to Obligations of Parent and Merger Sub	43
6.1 Accuracy of Representations	43
6.2 Performance of Covenants	44
6.3 Governmental Consents	44
6.4 No Material Adverse Effect	44

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6.5 Stockholder Approval	44
6.6 Certificate Amendment	44
6.7 Agreements and Documents	44
6.8 FIRPTA Compliance	46
6.9 No Restraints	46
6.10 No Legal Proceedings	46
6.11 Net Working Capital	46
6.12 Release of Liens	46
6.13 Section 280G Stockholder Approval	47
7. Conditions Precedent to Obligations of the Company	47
7.1 Accuracy of Representations	47
7.2 Performance of Covenants	47
7.3 Stockholder Approval	47
7.4 Documents	47
7.5 No Restraints	47
8. Termination	48
8.1 Termination Events	48
8.2 Termination Procedures	49
8.3 Effect of Termination	49
9. Indemnification, Etc.	49
9.1 Survival of Representations, Etc.	49
9.2 Indemnification	50
9.3 Limitations	51
9.4 No Contribution	51
9.5 Defense of Third Party Claims	52
9.6 Setoff	52
9.7 Sole and Exclusive Remedy	52
10. Miscellaneous Provisions	53
10.1 Stockholders’ Agent	53
10.2 Further Assurances	54
10.3 Fees and Expenses	54
10.4 Attorneys’ Fees	54
10.5 Notices	54
10.6 Headings	55
10.7 Counterparts and Exchanges by Electronic Transmission or Facsimile	55

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10.8 Governing Law; Dispute Resolution	55
10.9 Successors and Assigns	56
10.10 Remedies Cumulative; Specific Performance	56
10.11 Waiver	56
10.12 Waiver of Jury Trial	57
10.13 Amendments	57
10.14 Severability	57
10.15 Parties-in-Interest	57
10.16 Entire Agreement	57
10.17 Disclosure Schedule	57
10.18 Construction	57

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LIST OF EXHIBITS AND SCHEDULES
EXHIBITS

Exhibit A	Certain Definitions

Annex I	Persons Whose Knowledge Is Imputed to the Company

Exhibit B	Stockholder Representation Letter

Exhibit C	Dispute Resolution Procedures

Exhibit D	Form of Certificate Amendment
SCHEDULES

Schedule 1.7	Post-Closing Payment Numbers

Schedule 1.7(b)	Hypothetical Post-Closing Payment Calculations

Schedule 2.10(l)	Amendment to Specified Agreement

Schedule 4.5(b)	Surviving Severance Plans

Schedule A	Specified Settlement

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AGREEMENT OF MERGER
     This Agreement of Merger (the “Agreement”) is made and entered into as of July 20, 2010, by and among: Oclaro, Inc. a Delaware corporation (“Parent”); Nikko Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); Mintera Corporation, a Delaware corporation (the “Company”); and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Stockholders’ Agent (as defined in Section 10.1). Certain other capitalized terms used in this Agreement are defined in Exhibit A.
Recitals
     A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.
     B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.
     C. Immediately after the execution and delivery of this Agreement by the parties hereto, the Company will solicit the written consent of its stockholders to (a) adopt and approve the Merger and the transactions contemplated by this Agreement; and (b) agree to waive any applicable notice provisions contained in the Company’s Charter Documents or otherwise applicable to the Merger and the transactions contemplated by this Agreement (the “Stockholder Written Consent”).
Agreement
     The parties to this Agreement agree as follows:
1. Description of Transaction
     1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
     1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.
     1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically at a time and on a date to be designated by Parent, which shall be no later than the fifth Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such time and date as the parties may designate. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger (the “Certificate of Merger”) conforming to the requirements of the DGCL shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective as of the time that the Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware (the “Effective Time”).

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     1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:
     (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time in a form acceptable to Parent;
     (b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and
     (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be those Persons designated by Parent in its sole discretion.
     1.5 Conversion of Shares.
          (a) Conversion of Company Capital Stock. Subject to Sections 1.8 and 1.9, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company, each share of Company Capital Stock owned by Parent, Merger Sub, the Company or any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time, if any, shall, be canceled without payment of any consideration with respect thereto and each other share of Company Capital Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent, following the surrender of the certificate representing such share of Company Capital Stock in accordance with Section 1.9, the following consideration:
          (i) each share of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive: (A) cash equal to the lesser of: (1) $0.25 (the “Per Share Liquidation Preference”); or (2) the amount determined by dividing the Aggregate Upfront Merger Consideration by the aggregate number of shares of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time; plus (B) cash equal to the Upfront Per Share Merger Consideration Amount, if any; plus (C) any amounts required to be paid, and/or shares of Parent Common Stock required to be issued, by Parent with respect to such share to the former holder thereof in accordance with the terms of Section 1.7, as, if and when such payments or issuances are required to be made; and
          (ii) each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive: (A) cash equal to the Upfront Per Share Merger Consideration Amount, if any; plus (B) any amounts required to be paid, and/or shares of Parent Common Stock required to be issued, by Parent with respect to such share to the former holder thereof in accordance with the terms of Section 1.7, as, if and when such payments or issuances are required to be made.
The amount of cash, if any, that each stockholder of the Company is entitled to receive for the shares of Company Capital Stock held by such stockholder shall be rounded to the nearest cent (with $0.005 being rounded upward) and computed after aggregating the cash amounts payable for all shares of each class and series of Company Capital Stock held by such stockholder.
For purposes of clarity, any references in Section 1.5 and Section 1.7 (and in the definition of Aggregate Share Number) to the number of shares of Company Capital Stock, or a class thereof, outstanding immediately prior to the Effective Time shall include any shares issuable upon the exercise of any Company Warrants, Company Options or other securities or the conversion of any convertible securities

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that either: (A) have been exercised or converted, as the case may be, prior to the Effective Time; or (B) have not been so exercised or converted and do not terminate immediately prior to the Effective Time.
          (b) Conversion of Merger Sub Stock. By virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company, each share of the common stock, par value $0.001 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.
          (c) Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction then the Merger Consideration shall be appropriately adjusted.
     1.6 Treatment of Stock Options.
          (a) Parent shall not assume any Company Options in connection with the transactions contemplated by this Agreement.
          (b) At the Effective Time, each Company Option that is unvested (after taking into account any accelerated vesting in connection with this Agreement), and each Company Option outstanding under the Company’s 2000 Restated Stock Incentive Plan, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto.
          (c) At the Effective Time, each Company Option that is vested (including as a result of accelerated vesting in connection with this Agreement, but excluding any Company Option outstanding under the Company’s 2000 Restated Stock Incentive Plan), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled as of the Effective Time and the holder thereof shall be entitled to receive in exchange therefor the consideration, if any, payable to such holder pursuant to Section 1.7(b).
          (d) As soon as reasonably practicable following the date of this Agreement, the board of directors of the Company (or, if appropriate, any committee administering any Company Option Plan) shall adopt such resolutions and take all other actions necessary so that upon consummation of the Merger, and without any consent on the part of the holder of any Company Options or on the part of any other Person, the Company Options will be treated in the manner set forth in this Section 1.6.
     1.7 Post-Closing Payments.
          (a) Defined Terms. For purposes of Section 1.7, the following terms shall have the following meanings:
          (i) “Average Trading Price” shall mean the average of the closing prices of a share of Parent Common Stock, as reported by the NASDAQ Global Market (or, if the NASDAQ Global Market is not the primary market on which shares of Parent Common Stock are listed, such primary market), over the relevant period (adjusted as appropriate to reflect any stock split, reverse stock split or similar transaction effected by Parent, of having a record date, between the commencement of such period and the date of issuance of any shares of Parent Common Stock pursuant to Section 1.7).

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          (ii) “Company Specified Products” shall mean: (A) the products of the Company known as the MI4000XM, MI4000RF, MI5000XM, MI7000XM and MI8000XM (100G); and (B) any other product of the Company, Parent or any other direct or indirect Subsidiary of Parent, that has the same form, fit and function of the products identified in clause “(A)” of this sentence.
          (iii) “Eighteen-Month In-the-Money Options” shall mean Company Options, other than One-Year In-the-Money Options, having an exercise price of less than the sum of: (A) the Residual One-Year Post-Closing Per Share Payment Amount; plus (B) the Residual Eighteen-Month Post-Closing Per Share Payment Amount; plus (C) the Upfront Per Share Merger Consideration Amount, if any.
          (iv) “Eighteen-Month Period” shall mean the period commencing at 9:00 a.m. Pacific time on the first day immediately following the Closing (the “Beginning Date”) and ending at 5:00 p.m. Pacific time on the 548th day immediately following the Beginning Date.
          (v) “Excess Net Product Revenues” shall mean the amount by which the Net Product Revenues during the Eighteen-Month Period exceed the amount set forth in Part 1.7(a)(v) of Schedule 1.7.
          (vi) “Net Product Revenues” shall mean: (A) the portion of the gross revenues recognized by Parent (on a consolidated basis and in accordance with GAAP and Parent’s revenue recognition policies in effect from time to time) during the One-Year Period and Eighteen-Month Period, as the case may be, that are attributable solely to: (1) the sale or license of the Specified Company Products; and (2) any service revenues earned on Company Specified Products, including revenues from non-recurring engineering expenses with respect to the Company Specified Products; minus (B) (i) the following items in this clause “(i)” to the extent that such items are revenue reducing items in Parent’s financial statements: applicable discounts, freight, insurance and other shipping costs; (ii) an allowance for product returns (established in accordance with GAAP and Parent’s customary policies in effect from time to time, which allowance in any event shall not exceed 1% of the applicable gross revenues); (iii) revenues initially recognized with respect to products that are returned prior to the delivery by Parent of any applicable Net Revenue Statement (as defined below); (iv) and an allowance for doubtful accounts (established in accordance with GAAP and Parent’s customary policies in effect from time to time, which allowance in any event shall not exceed 1% of the applicable gross revenues); and (v) any actual bad debts recorded prior to the date parent delivers any applicable Net Revenue Statement.
          (vii) “One-Year In-the-Money Options” shall mean Company Options having an exercise price of less than the sum of: (A) the Residual One-Year Post-Closing Per Share Payment Amount; plus (B) the Upfront Per Share Merger Consideration Amount, if any.
          (viii) “One-Year Period” shall mean the period commencing at 9:00 a.m. Pacific time on the Beginning Date and ending at 5:00 p.m. Pacific time on the 365th day immediately following the Beginning Date.
          (ix) “Post-Closing Payment” shall mean any payment that Parent is required to make pursuant to Section 1.7.

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          (x) “Remaining Post-Closing Maximum Amount” shall mean the sum of: (A) the amount set forth in Part 1.7(a)(x)(A) of Schedule 1.7; plus (B) any portion of the amount set forth in Part 1.7(a)(x)(B) of Schedule 1.7 that is not earned during the One-Year Period.
          (xi) “Residual Eighteen-Month Post-Closing Per Share Payment Amount” shall mean the amount determined by dividing: (A) (1) the Aggregate Eighteen-Month Post-Closing Payment Amount; plus (2) the aggregate exercise price of all Eighteen-Month In-the-Money Options; minus (3) the amount determined by multiplying the number of shares of Company Common Stock underlying the Eighteen-Month In-the-Money Options by the sum of: (x) the Residual One-Year Post-Closing Per Share Payment Amount; plus (y) the Upfront Per Share Merger Consideration Amount, if any; minus (4) the aggregate amounts payable pursuant to Section 1.7(b)(ii)(A) with respect to all shares of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time; by (B) the sum of: (1) the Aggregate Share Number; plus (2) the aggregate number of shares of Company Common Stock underlying One-Year In-the-Money Options; plus (3) the aggregate number of shares of Company Common Stock underlying Eighteen-Month In-the-Money Options.
          (xii) “Residual One-Year Post-Closing Per Share Payment Amount” shall mean the amount determined by dividing: (A) (1) the Aggregate One-Year Post-Closing Payment Amount; plus (2) the aggregate exercise price of all One-Year In-the-Money Options; minus (3) the amount determined by multiplying the number of shares of Company Common Stock underlying the One-Year In-the-Money Options by the Upfront Per Share Merger Consideration Amount, if any; minus (4) the aggregate amounts payable pursuant to Section 1.7(b)(i)(A) with respect to all shares of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time; by (B) the sum of: (1) the Aggregate Share Number; plus (2) the aggregate number of shares of Company Common Stock underlying One-Year In-the-Money Options.
          (b) Subject to any right of setoff that Parent may be entitled to exercise (pursuant to Section 9.6), and subject to the other provisions of Section 1.7:
          (i) if the Net Product Revenues during the One-Year Period are greater than the amount set forth in Part 1.7(b)(i)(w) of Schedule 1.7, then Parent shall pay to the Eligible Persons in the aggregate, on a date selected by Parent within 90 days following the end of the One-Year Period, cash equal to: (aa) the amount determined by multiplying the amount set forth in Part 1.7(b)(i)(x) of Schedule 1.7 by a fraction: (1) whose numerator is the Net Product Revenues during the One-Year Period, minus the amount set forth in Part 1.7(b)(i)(y) of Schedule 1.7 (it being understood, however, that the numerator shall never be more than the amount set forth in Part 1.7(b)(i)(z) of Schedule 1.7); and (2) whose denominator is the amount set forth in Part 1.7(b)(i)(z) of Schedule 1.7; minus (bb) the applicable Needham Post-Closing Payment (the “Aggregate One-Year Post-Closing Payment Amount”), with such Aggregate One-Year Post-Closing Payment Amount to be allocated as follows:
     (A) with respect to each share of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time, if and only if the Per Share Liquidation Preference of such share of Series 1 Convertible Preferred Stock exceeds the amount paid in respect of such share pursuant to Section 1.5(a)(i)(A) (the amount of such excess, the “Series 1 Liquidation Preference Shortfall Amount”), Parent shall pay the former holder thereof an amount in cash equal to the lesser of: (1) the Series 1 Liquidation Preference Shortfall Amount; and (2) the amount determined by dividing the Aggregate One-Year Post Closing Payment

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Amount by the aggregate number of shares of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time;
     (B) with respect to each share of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time and each share of Company Common Stock outstanding immediately prior to the Effective Time, Parent shall pay the former holder thereof an amount in cash equal to the Residual One-Year Post-Closing Per Share Payment Amount, if any; and
     (C) with respect to each vested One-Year In-the-Money Option outstanding immediately prior to the Effective Time, Parent shall pay the former holder thereof an amount in cash equal to the amount, if any, by which: (1) the sum of: (x) the Upfront Per Share Common Consideration Amount, if any; plus (y) the Residual One-Year Post-Closing Per Share Payment Amount, if any; exceeds (2) the exercise price of such One-Year In-the-Money Option; and
          (ii) if the Net Product Revenues during the Eighteen-Month Period are greater than the amount set forth in Part 1.7(b)(ii)(y) of Schedule 1.7, then Parent shall pay to the Eligible Persons in the aggregate, on a date selected by Parent within 90 days following the end of the Eighteen-Month Period, cash equal to: (aa) the amount determined by multiplying: (x) the number set forth in Part 1.7(b)(ii)(z) of Schedule 1.7; by (y) the Excess Net Product Revenues, in any case up to a maximum of the Remaining Post-Closing Maximum Amount; minus (bb) the applicable Needham Post-Closing Payment (the “Aggregate Eighteen-Month Post-Closing Payment Amount”), with such Aggregate Eighteen-Month Post-Closing Payment Amount to be allocated as follows:
     (A) with respect to each share of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time, if and only if the Per Share Liquidation Preference of such share of Series 1 Convertible Preferred Stock exceeds the sum of (1) the amount paid in respect of such share pursuant to Sections 1.5(a)(i)(A); plus (2) the amount paid in respect of such share pursuant to 1.7(b)(i)(A) (the amount of such excess, the “Final Series 1 Liquidation Preference Shortfall Amount”), Parent shall pay the former holder thereof an amount in cash equal to the lesser of: (1) the Final Series 1 Liquidation Preference Shortfall Amount; and (2) the amount determined by dividing the Aggregate Eighteen-Month Post Closing Payment Amount by the aggregate number of shares of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time;
     (B) with respect to each share of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time, each share of Company Common Stock outstanding immediately prior to the Effective Time and each vested One-Year In-the-Money Option outstanding immediately prior to the Effective Time, Parent shall pay the former holder thereof an amount in cash equal to the Residual Eighteen-Month Post-Closing Per Share Payment Amount, if any; and

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     (C) with respect to each vested Eighteen-Month In-the-Money Option outstanding immediately prior to the Effective Time, Parent shall pay the former holder thereof an amount in cash equal to the amount by which: (1) the sum of: (x) the Upfront Per Share Common Consideration Amount, if any; plus (y) the Residual One-Year Post-Closing Per Share Payment Amount, if any, plus (z) the Residual Eighteen-Month Post-Closing Per Share Payment Amount; exceeds (2) the exercise price of such Eighteen-Month In-the-Money Option.
Notwithstanding anything to the contrary contained in this Agreement: (A) in no event shall the aggregate amounts payable by Parent to the Eligible Persons pursuant to Sections 1.7(b)(i) and 1.7(b)(ii) exceed the amount set forth in Part 1.7(b)(iii) of Schedule 1.7; and (B) if the Stockholders’ Agent delivers an Initial Objection Notice or a Final Objection Notice to Parent in accordance with Section 1.7(e), then Parent shall make any payments required under this Section 1.7(b) with respect to disputed amounts to the Eligible Persons within 15 days after the dispute identified in such Initial Objection Notice or a Final Objection Notice, as the case may be, is resolved; provided that undisputed amounts shall be distributed in accordance with Section 1.7(b).
Hypothetical sample calculations of the amounts that could be earned pursuant to Section 1.7(b) are set forth on Schedule 1.7(b).
          (c) Share Issuance. In lieu of making any Post-Closing Payment in cash with respect to any shares of Company Capital Stock (but not with respect to any Company Options), Parent may, in its sole discretion, elect to pay all or any portion of such Post-Closing Payment by issuing shares of Parent Common Stock (a “Share Issuance”) in accordance with the provisions of this Section 1.7(c). If Parent elects to make a Share Issuance, on the date on which the Post-Closing Payment is due to be paid by Parent, Parent shall: (i) issue to each Eligible Person, with respect to each share of Company Capital Stock held by such Eligible Person immediately prior to the Effective Time, the number of shares of Parent Common Stock determined by dividing: (A) an amount equal to the product of: (1) the quotient obtained by dividing: (x) the portion of the Post-Closing Payment that Parent elects to satisfy by the Share Issuance; by (y) the Post-Closing Payment; multiplied by (2) the cash payment that would otherwise have been made in respect of such share of Company Capital Stock pursuant to Section 1.7(b); by (B) the Average Trading Price for the 10 consecutive trading days ending on the trading day immediately preceding the date on which the applicable Post-Closing Payment is due (with any resulting fractional shares treated in the manner set forth in Section 1.9(g)); and (ii) reduce the amount of cash that would otherwise have been payable in respect of such share of Company Capital Stock pursuant to Section 1.7(b) by subtracting from such amount the amount referred to in clause “(A)” of this sentence. Notwithstanding anything to the contrary contained in this Section 1.7(d), with respect to any Eligible Person who, prior to the Closing, did not deliver to Parent a duly executed Stockholder Representation Letter in the form of Exhibit B, such Eligible Person shall not be entitled to receive shares of Parent Common Stock as provided in this Section 1.7(c).
          (d) Net Revenue Statement. On or before the 30th day following the end of the One-Year Period and the 60th day following the end of the Eighteen-Month Period, Parent shall: (i) prepare or cause to be prepared a statement (the “Net Revenue Statement”) setting forth the Net Product Revenues for the One-Year Period and the Net Product Revenues for the Eighteen-Month Period, respectively, together with the dollar amounts of any Post-Closing Payment that Parent believes is due in accordance with Section 1.7; and (ii) deliver or cause to be delivered such Net Revenue Statement to the Stockholders’ Agent for and on behalf of the Eligible Persons.

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          (e) Dispute Resolution. In the event that the Stockholders’ Agent objects to Parent’s calculation of the Net Product Revenues or the dollar amount of any Post-Closing Payment set forth in any Net Revenue Statement or requires further information in order to perform such calculations or determine such amounts, then within 30 days after the delivery to the Stockholders’ Agent of such Net Revenue Statement (the “Initial Response Period”), the Stockholders’ Agent shall deliver to Parent a written notice (an “Initial Objection Notice”): (i) describing in reasonable detail the Stockholders’ Agent’s objections to Parent’s calculation of the amounts set forth in such statement and containing a statement setting forth the Net Product Revenues or the amount of any such Post-Closing Payment determined by the Stockholders’ Agent to be correct; or (ii) requesting additional information from Parent that the Stockholders’ Agent requires in order to perform such calculations or determine such amounts (which information, to the extent reasonably necessary in order to perform such calculations, shall be provided by Parent within 15 days after Parent’s receipt of such request). If the Stockholders’ Agent does not deliver an Initial Objection Notice to Parent during the Initial Response Period, then Parent’s calculation of the amounts set forth in the Net Revenue Statement shall be binding and conclusive on Parent, the Eligible Persons and the Stockholders’ Agent. If the Stockholders’ Agent delivers an Initial Objection Notice to Parent accompanied by a request for additional information from Parent as described above during the Initial Response Period, then the Stockholders’ Agent shall have an additional 30 days after receiving from Parent all of the information to be provided by Parent (the “Final Response Period”) to deliver to Parent a written notice (a “Final Objection Notice”) describing in reasonable detail the Stockholders’ Agent’s objections to Parent’s calculations of the amounts set forth in such Net Revenue Statement accompanied by a statement setting forth the Net Produce Revenues or the dollar amount of any such Post-Closing Payment determined by the Stockholders’ Agent to be correct. If the Stockholders’ Agent has requested additional information during the Initial Response Period and does not deliver a Final Objection Notice to Parent during the Final Response Period, then Parent’s calculation of the amounts set forth in the Net Revenue Statement shall be binding and conclusive on Parent, the Eligible Persons and the Stockholders’ Agent. If the Stockholders’ Agent delivers an Initial Objection Notice or Final Objection Notice, as the case may be, accompanied by a statement setting forth the Net Product Revenues or the amount of any such Post-Closing Payment determined by the Stockholders’ Agent to be correct to Parent during either the Initial Response Period or the Final Response Period in accordance with this Section 1.7(e), and if the Stockholders’ Agent and Parent are unable to agree upon the calculation of the amounts set forth in the Net Revenue Statement within 30 days after such Initial Objection Notice or Final Objection Notice, as the case may be, is delivered to Parent, the dispute shall be finally settled by a “Big Four” accounting firm (other than Parent’s auditing firm at the time) selected jointly by Parent and the Stockholders’ Agent, each acting reasonably. The determination by the independent accounting firm of the disputed amounts and the Post-Closing Payments, if any shall be conclusive and binding on Parent, the Eligible Persons and the Stockholders’ Agent. The party whose submission of a Post-Closing Payment calculation is most divergent from that determined by the Independent Accounting Firm shall bear and pay fees and other expenses of such independent accounting firm (the “Post-Closing Payment Fees”); provided that any such fees or other expenses paid by the Stockholders’ Agent shall be paid solely on behalf of the Eligible Persons and not in the Stockholders’ Agent’s individual capacity.
          (f) Access. At reasonable times during normal business hours and upon reasonable notice provided to Parent, Parent shall permit the Stockholders’ Agent to examine the financial books and records of the Surviving Corporation and/or Parent (which books and records shall be made available in electronic form at the reasonable request of the Stockholders’ Agent and to the extent agreed to by Parent, acting reasonably), only to the extent necessary for the exercise of the Stockholders’ Agent’s right to object to Parent’s calculation of the amounts set forth in the Net Revenue Statement. The Stockholders’ Agent agrees that it shall hold all information acquired during such examination in strict confidence and shall use such information only for purposes of making calculations under Section 1.7; provided that the Stockholders’ Agent may provide confidential information to the Eligible Persons subject to and in

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accordance with the terms and conditions of that certain Stockholders’ Agent Agreement by and among the Company, the Stockholders’ Agent and the Significant Stockholders (as defined therein) dated on or around the date hereof and as provided to Parent as long as: (i) such provision of such information does not impair the confidentiality obligations of the Eligible Persons to Parent under this Agreement; and (ii) any such Eligible Person to whom any such information is disclosed first signs a nondisclosure agreement reasonably acceptable to Parent.
          (g) No Assignment of Rights. No rights or interest of any Eligible Person under this Section 1.7 may be assigned, transferred or otherwise disposed of, in whole or in part, other than pursuant to the laws of descent and distribution or by will.
          (h) Holdback. Notwithstanding anything to the contrary contained in this Section 1.7 or elsewhere in this Agreement (and without limiting any other rights or remedies available to Parent), for the purpose of securing the indemnification obligations of the Indemnitees set forth in Section 9 (and subject to the limitations contained therein) and, with respect to clause “(iii)” below for the purposes of satisfying any Needham Post-Closing Payment, if any of the following circumstances exist as of any date on which any Post-Closing Payment is required to be made (each “a Post-Closing Payment Date”), Parent shall be entitled to withhold from such Post-Closing Payment (on a pro rata basis from the Eligible Persons), and utilize in the manner described below, an amount described below in this Section 1.7(h):
          (i) if there exists any Agreed Amounts, Stipulated Amounts or Arbitrated Amounts (each as defined in Exhibit C) with respect to any Claim Notices (as defined in Exhibit C) delivered by any Indemnitee prior to any Post-Closing Payment Date, Parent may withhold from the applicable Post-Closing Payment (and retain with no further Liability to Eligible Persons or otherwise with respect thereto) an amount equal to such Agreed Amount, Stipulated Amounts or Arbitrated Amounts; and
          (ii) if there exists any Contested Amounts (as defined in Exhibit C) with respect to any Claim Notices delivered by any Indemnitee prior to any Post-Closing Payment Date, Parent may withhold from the applicable Post-Closing Payment an amount equal to such Contested Amounts until the claims in such Claim Notices are resolved, at which time Parent shall cause such amounts to be paid in accordance with the resolution of such claims.
          (i) Limitations. Notwithstanding the foregoing or any other provision of this Agreement, the parties acknowledge and agree that while Parent currently believes that it is in its best interest that it and the Company use commercially reasonable efforts to generate Net Product Revenues, it is understood and agreed that: (i) none of Parent, the Company or any other direct or indirect Subsidiary of Parent has any obligation to use any efforts to generate Net Product Revenues (or to sell or license Specified Company Products or enter into or renew related contracts); and (ii) Parent, the Company and any other direct or indirect Subsidiary of Parent may, without notice, penalty or Liability (and at any time and from time to time): (A) discontinue the sale or license of Specified Company Products and the entering into or renewal of related contracts; and (B) terminate or change the role or responsibilities of any employees of Parent, the Company or any of Parent’s other direct or indirect Subsidiaries.
     1.8 Dissenting Shares.
          (a) Effect on Dissenting Shares. Notwithstanding any provisions of this Agreement to the contrary, shares of Company Capital Stock held by a holder who has demanded and perfected such demand for appraisal of such holder’s shares of Company Capital Stock in accordance with Section 262 of the DGCL and as of the Closing has neither effectively withdrawn nor lost such holder’s right to such appraisal (the “Dissenting Shares”) shall not be converted into the applicable Merger Consideration, but

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shall be entitled to only such rights as are granted by the DGCL. Parent shall be entitled to retain any Merger Consideration not paid on account of such Dissenting Shares pending resolution of the claims of such holders, and the Eligible Persons shall not be entitled to any portion thereof.
          (b) Loss of Dissenting Share Status. Notwithstanding the provisions of Section 1.8(a), if any holder of shares of Company Capital Stock who demands appraisal of such holder’s shares under the DGCL shall effectively withdraw or lose (through the failure to perfect or otherwise) such holder’s right to appraisal, then as of the Closing or the occurrence of such event, whichever later occurs, such holder’s shares of Company Capital Stock shall automatically be converted into the right to receive the applicable Merger Consideration, without interest thereon, as, if and when payable pursuant to this Agreement, following the surrender of the certificate or certificates representing such shares of Company Capital Stock or an appropriate affidavit in accordance with Section 1.9(e).
          (c) Notice of Dissenting Shares. The Company shall give Parent: (i) prompt notice of any demands for appraisal of shares of Company Capital Stock received by the Company, withdrawals of any demands, and any other instruments served pursuant to the DGCL and received by the Company; and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands for appraisal. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of shares of Company Capital Stock or offer to settle any such demands other than by operation of law or pursuant to a final order of a court of competent jurisdiction.
     1.9 Exchange of Certificates.
          (a) Payment Agent. On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as payment agent in the Merger (the “Payment Agent”). Promptly after the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the cash consideration payable pursuant to Section 1.5. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent. Any interest or other income resulting from the investment of such funds shall be the property of, and will be paid to, Parent. Nothing in this Section 1.9(a) (including any losses from the investment of funds held by the Payment Agent) shall limit the obligation of Parent to cause the Merger Consideration to be paid to the Eligible Persons pursuant to the terms of this Agreement.
          (b) Letter of Transmittal — Capital Stock. Prior to or promptly after the Effective Time, Parent shall mail, or cause to be mailed, to each record holder of Company Capital Stock immediately prior to the Effective Time: (i) a letter of transmittal containing such provisions as Parent may specify (including a provision confirming that delivery of Company Stock Certificates (as defined in Section 1.9(d)) shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon receipt of such Company Stock Certificates by Parent, and a provision whereby such holder agrees to be bound by the provisions of Sections 9 and 10.1) (a “Letter of Transmittal”); and (ii) instructions for use in effecting the exchange of Company Stock Certificates for the Merger Consideration, if any, payable with respect to such Company Capital Stock. Upon the surrender to the Payment Agent of a Company Stock Certificate (or an affidavit of lost stock certificate as described in Section 1.9(e)), together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Merger Consideration, if any, which such holder has the right to receive pursuant to this Agreement, and the Company Stock Certificate so surrendered shall forthwith be canceled. From and after the Effective Time, each Company Stock Certificate which prior to the Effective Time represented shares of Company Capital Stock shall be deemed to represent only the right to receive the Merger Consideration, if any, payable with respect to such shares, and the holder of each such Company

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Stock Certificate shall cease to have any rights with respect to the shares of Company Capital Stock formerly represented thereby.
          (c) Payments to Others. If payment or issuance of Merger Consideration in respect of shares of Company Capital Stock converted pursuant to this Agreement is to be made to a Person other than the Person in whose name a surrendered Company Stock Certificate is registered, it shall be a condition to such payment that the Company Stock Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Company Stock Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not payable.
          (d) Stock Transfer Books. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company. If, after the Effective Time, certificates for shares of Company Capital Stock (“Company Stock Certificates”) are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, if any, payable with respect to such shares as provided for in this Section 1. No interest shall accrue or be paid on any Merger Consideration payable upon the surrender of a Company Stock Certificate which immediately before the Effective Time represented outstanding shares of Company Capital Stock.
          (e) Lost Certificates. In the event any Company Stock Certificate representing shares of Company Capital Stock converted in connection with the Merger pursuant to Section 1.5 shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such amount, form and with such surety as Parent may reasonably direct) as indemnity against any claim that may be made against the Payment Agent, Parent, the Surviving Corporation or any affiliated party with respect to such Company Stock Certificate.
          (f) Dividends, Etc. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of any fractional share shall be paid to any such holder, until such holder surrenders such Company Stock Certificate or, if such Company Stock Certificate is lost or stolen, such holder delivers the affidavit and bond referred to above, in accordance with this Section 1.9 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws and subject to Section 1.9(h), to receive all such dividends and distributions and such cash payment).
          (g) Cash in Lieu of Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates for any such fractional shares shall be issued. In lieu of such fractional shares, any holder of capital stock of the Company who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, upon surrender of such holder’s Company Stock Certificate(s), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Average Trading Price (as defined in Section 1.7) for the 10 consecutive trading days ending on the trading day immediately preceding the date on which the applicable Post-Closing Payment (as defined in Section 1.7) is due.

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          (h) Escheat. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any other Person shall be liable to any holder of shares of Company Capital Stock or to any other Person for any amount paid to a public official pursuant to applicable abandoned property law, escheat law or similar Legal Requirement. Any amounts remaining unclaimed by holders of shares of Company Capital Stock three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Encumbrance.
          (i) Withholding. Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or issuable pursuant to this Agreement to any security holder or former security holder of the Company such amounts as Parent determines in good faith are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Tax law or similar Legal Requirement or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
     1.10 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.
2. Representations and Warranties of the Company
     The Company represents and warrants, to and for the benefit of the Indemnitees, as qualified by the Disclosure Schedule, as follows:
     2.1 Due Organization; No Subsidiaries; Etc.
          (a) Organization. The Company has been duly organized, and is validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound.
          (b) Qualification. The Company is qualified, licensed or admitted to do business as a foreign corporation, and is in good standing (to the extent that the applicable jurisdiction recognizes the concept of good standing), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification, license or admission and where the failure to be so qualified, licensed or admitted will or would reasonably be expected to have or result in a Material Adverse Effect. Part 2.1(b) of the Disclosure Schedule accurately sets forth each jurisdiction where the Company is qualified, licensed and admitted to do business.
          (c) Directors and Officers. Part 2.1(c) of the Disclosure Schedule accurately sets forth: (i) the names of the members of the board of directors of the Company; and (ii) the names and titles of the officers of the Company.

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          (d) No Subsidiaries. The Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity. The Company has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. The Company has not guaranteed and is not responsible or liable for any obligation of any Entity.
     2.2 Charter Documents; Records. The Company has Made Available to Parent accurate and complete copies of: (a) the certificate of incorporation and bylaws or similar organizational documents, including all amendments thereto, of the Company (the “Charter Documents”); and (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders or members, the board of directors and all committees of the board of directors of the Company since April 1, 2009, which minutes or other records contain a complete summary of all meetings of directors, stockholders and members, and all actions taken thereat or by written consent, since April 1, 2009. All actions taken and all transactions entered into by the Company have been duly approved by all necessary action of its board of directors and stockholders, as applicable. There has been no material violation of any of the provisions of any of the Charter Documents, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s stockholders, board of directors or any committee of the board of directors. The books of account, stock records, minute books and other records of the Company are accurate, up-to-date and complete in all material respects, and have been maintained in all material respects in accordance with prudent business practices and all applicable Legal Requirements.
     2.3 Capitalization.
          (a) Outstanding Securities. The authorized capital stock of the Company consists of: (i) 30,000,000 shares of Company Common Stock, of which 2,989,001 shares are issued and outstanding as of the date of this Agreement; and (ii) 19,800,000 shares of Company Preferred Stock, of which 19,800,000 shares are designated as “Series 1 Convertible Preferred Stock,” 19,800,000 shares of which are issued and outstanding as of the date of this Agreement. There are no shares of capital stock held in the Company’s treasury. The Company has never declared or paid any dividends on any shares of Company Capital Stock. Part 2.3(a) of the Disclosure Schedule sets forth the names of the Company’s stockholders, the addresses of record of the Company’s stockholders and the class, series and number of shares of Company Capital Stock owned of record by each of such stockholders. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable, and, except as set forth in Part 2.3(a) of the Disclosure Schedule, none of such shares is subject to any repurchase option, forfeiture provision or restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws). Each share of Company Preferred Stock is convertible into one share of Company Common Stock.
          (b) Stock Options. The Company has reserved 716,423 shares of Company Common Stock for issuance under the 2000 Plan, of which options with respect to 508,683 shares are outstanding as of the date of this Agreement. The Company has reserved 5,496,653 shares of Company Common Stock for issuance under the 2010 Plan, of which options with respect to 4,444,900 shares are outstanding as of the date of this Agreement. Part 2.3(b) of the Disclosure Schedule accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock that are subject to such Company Option and the number of shares of Company Common Stock with respect to which such Company Option is immediately exercisable; (iii) the date on which such Company Option (unless such Company Option was granted under the Company’s 2000 Restated Stock Incentive Plan) was granted and the term of such Company Option; (iv) the vesting schedule for such Company Option and whether the vesting of such Company Option shall be subject to any acceleration in connection with the Merger or any of the other transactions contemplated by this Agreement; (v) the exercise price per

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share of Company Common Stock purchasable under such Company Option; and (vi) whether such Company Option is an “incentive stock option” as defined in Section 422 of the Code or subject to Section 409A of the Code. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, each such grant was made in accordance with the terms of the applicable compensation plan or arrangement of the Company and all other applicable Legal Requirements, the per share exercise price of each Company Option was no less than the fair market value of a share of Company Common Stock on the applicable Grant Date and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company. All options with respect to shares of Company Common Stock that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee of or a consultant to the Company. As of the Closing, no former holder of a Company Option will have any rights with respect to such Company Option other than the right to receive the consideration described in Section 1.7.
          (c) Warrants. Part 2.3(c) of the Disclosure Schedule accurately sets forth, with respect to each Company Warrant that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Warrant; (ii) the class, series and total number of shares of Company Capital Stock that are subject to such Company Warrant and the class, series and number of shares of Company Capital Stock with respect to which such Company Warrant is immediately exercisable; (iii) the date on which such Company Warrant was issued and the term of such Company Warrant; (iv) the vesting schedule for such Company Warrant; and (v) the exercise price per share of Company Capital Stock purchasable under such Company Warrant. The Company has Made Available to Parent accurate and complete copies of each Contract pursuant to which any Company Warrant is outstanding. All Company Warrants are evidenced by a warrant agreement in substantially one of the two forms Made Available by the Company, except for the warrants granted to Silicon Valley Bank and MBC Leasing Corp. As of the Closing, no former holder of a Company Warrant will have any rights with respect to such Company Warrant.
          (d) No Other Securities. Except as set forth in Parts 2.3(b) or 2.3(c) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any shares of Company Capital Stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of Company Capital Stock (or cash based on the value of any of such shares) or other securities of the Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of Company Capital Stock or any other securities, including any promise or commitment to grant Company Options or other securities of the Company to an employee of or other service provider to the Company; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Company Capital Stock or other securities of the Company. As of the Effective Time, there will be no outstanding options, warrants or other rights to purchase shares of Company Capital Stock.
          (e) Legal Issuance. All outstanding shares of Company Capital Stock, all outstanding Company Options and Company Warrants and all other securities that have ever been issued or granted by the Company have been issued and granted in all material respects in compliance with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts. None of the outstanding shares of Company Capital Stock were issued in

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violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company. Part 2.3(e) of the Disclosure Schedule accurately identifies each Company Contract relating to any securities of the Company that contains any information rights, registration rights, financial statement requirements or other similar obligations of the Company that would survive the Closing unless terminated or amended prior to the Closing.
          (f) Repurchased Shares. Part 2.3(f) of the Disclosure Schedule accurately sets forth with respect to any shares of capital stock ever repurchased or redeemed by the Company (other than repurchases from employees of the Company pursuant to customary repurchase rights in the ordinary course of business): (i) the name of the seller of such shares; (ii) the number, class and series of shares repurchased or redeemed; (iii) the date of such repurchase or redemption; and (iv) the price paid by the Company for such shares. All shares of capital stock of the Company ever repurchased or redeemed by the Company were repurchased or redeemed in compliance with: (A) all applicable securities laws and other applicable Legal Requirements; and (B) all requirements set forth in all applicable Contracts.
          (g) Recapitalization. The Recapitalization was completed in accordance with all applicable Legal Requirements and all applicable Company Contracts. Except as set forth in Part 2.3(g) of the Disclosure Schedule, no Person has asserted or commenced, or threatened to assert or commence, any claim or Legal Proceeding against the Company or any member of the board of directors of the Company in connection with the Recapitalization.
     2.4 Financial Statements and Related Information.
          (a) Delivery of Financial Statements. The Company has Made Available to Parent the following financial statements and notes (collectively, the “Company Financial Statements”): (i) the audited balance sheets of the Company as of December 31, 2008 and December 31, 2009, and the related audited statements of income, statements of stockholders’ equity and statements of cash flows for the years ended December 31, 2008 and December 31, 2009, together with the notes thereto and the unqualified report and opinion (subject to a going concern qualification) of PricewaterhouseCoopers relating thereto; and (ii) the unaudited balance sheet of the Company as of June 30, 2010 (the “Unaudited Interim Balance Sheet” and such date, the “Unaudited Interim Balance Sheet Date”), and the related unaudited statement of income, statements of stockholders’ equity and statements of cash flows for the six months ended June 30, 2010.
          (b) Fair Presentation. The Company Financial Statements present fairly the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (except that the unaudited Company Financial Statements are subject to normal year-end audit adjustments, which are not expected to be material in amount or significance). The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered, except that the financial statements referred to in Section 2.4(a)(ii) do not contain footnotes.
          (c) Internal Controls. The books, records and accounts of the Company accurately and fairly reflect, in reasonable detail, the transactions in and dispositions of the assets of the Company. The systems of internal accounting controls maintained by the Company are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Part 2.4(c) of the Disclosure Schedule lists, and the

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Company has Made Available to Parent copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.
          (d) Working Capital. The Current Assets of the Company as of the Closing will exceed the Current Liabilities of the Company as of the Closing by a ratio of at least 1.07 to 1.
          (e) Receivables. Part 2.4(e) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company as of the date of this Agreement. Except as set forth in Part 2.4(e) of the Disclosure Schedule, all existing accounts receivable of the Company (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since June 30, 2010 and have not yet been collected): (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business; and (ii) are current and will be collected in full, without any counterclaim or set off, when due, net of an allowance for doubtful accounts not to exceed $25,000 in the aggregate.
          (f) Inventory. The net inventory of the Company reflected on the Unaudited Interim Balance Sheet (including all raw materials, work in process, finished goods, parts, buffer stock and any of the same on consignment) (collectively, “Inventory”) was as of June 30, 2010, and the current Inventory of the Company (the “Current Inventory”) is, in usable and saleable condition in the ordinary course of business. The Current Inventory is not excessive and is adequate in relation to the current trading requirements of the businesses of the Company, and none of the Current Inventory is obsolete, slow moving, unmarketable or of limited value in relation to the current businesses of the Company. The Current Inventory is of a standard that is at least as high as the generally accepted standard prevailing in the industries in which the Company operates.
          (g) Customers. Part 2.4(g) of the Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each customer of the Company in the fiscal year ended December 31, 2009 and in the six months ended June 30, 2010. The Company has not received any written notice or, to the Company’s Knowledge, other communication (in writing or otherwise), and has not received any other information, indicating that any customer or other Person identified in Part 2.4(g) of the Disclosure Schedule may cease dealing (or materially reduce the volume of business) with the Company.
     2.5 Liabilities.
          (a) No Liabilities. The Company has no material accrued, contingent or other Liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for: (i) Liabilities reflected on the Unaudited Interim Balance Sheet; (ii) accounts payable or accrued salaries that have been incurred by the Company since the Unaudited Interim Balance Sheet Date in the ordinary course of business and consistent with the Company’s past practices; (iii) Liabilities under the Company Contracts that are expressly set forth in and identifiable by reference to the text of such Company Contract; (vi) the Liabilities identified in Part 2.5(a) of the Disclosure Schedule; and (vi) Liabilities not required to be reflected in the Unaudited Interim Balance Sheet in accordance with GAAP, but which (a) were incurred in the ordinary course of business and (b) are not, individually or in the aggregate, material in amount.
          (b) Accounts Payable. Part 2.5(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of: (i) all accounts payable of the Company as of the date of this Agreement; and (ii) all notes payable of the Company and all other indebtedness of the Company for borrowed money as of the date of this Agreement.

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          (c) No “Off-Balance Sheet” Arrangements. The Company has never effected or otherwise been involved in any “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Without limiting the generality of the foregoing, the Company has never guaranteed any debt or other obligation of any other Person.
     2.6 Absence of Changes. Except as set forth in Part 2.6 of the Disclosure Schedule, since the Unaudited Interim Balance Sheet Date:
          (a) there has not been any Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, will or would reasonably be expected to have or result in a Material Adverse Effect;
          (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company’s material assets (whether or not covered by insurance);
          (c) the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its capital stock or other securities, and the Company has not repurchased, redeemed or otherwise reacquired any of its shares of capital stock or other securities, other than from former employees, directors and consultants pursuant to restricted stock purchase agreements or stock option agreements providing for the repurchase of such securities in connection with their termination of service to the Company;
          (d) the Company has not sold, issued, granted or authorized the sale, issuance or grant of: (i) any capital stock or other security (except for Company Common Stock issued upon the exercise of Company Options); (ii) any option, call, warrant or right to acquire any capital stock or other security (except for Company Options); or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of such capital stock) or other security;
          (e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under: (i) any provision of the Company Option Plans; (ii) any provision of any agreement evidencing any outstanding Company Option; or (iii) any restricted stock agreement;
          (f) there has been no amendment to any of the Charter Documents of the Company (other than the Certificate Amendment), and the Company has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;
          (g) the Company has not made any capital expenditure which, when added to all other capital expenditures made on behalf of the Company, exceeds $50,000;
          (h) the Company has not materially amended or prematurely terminated or waived any material right or remedy under, any Contract that is or would constitute a Material Contract (as defined in Section 2.11(a));
          (i) the Company has not entered into any Contract: (i) with respect to manufacturing, assembly or warehousing services; (ii) with respect to the sale, lease or delivery of equipment (other than Contracts for the sale of products in the ordinary course of business

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consistent with past practices); (iii) that obligates the Company (or otherwise contemplates) the grant of a license in the future (whether based on the occurrence or non-occurrence of a particular event or otherwise); (iv) with any Governmental Body or any university, college or other educational institution; (v) that contains: (A) any automatic price adjustment mechanisms; or (B) any commitment on the part of the Company with respect to the maintenance of prices of products for any period of time other than in the ordinary course of business consistent with past practices; (vi) that contains indemnification (or similar) obligations on the part of the Company (other than customary intellectual property indemnification obligations in the ordinary course of business consistent with past practices); (vii) that includes performance-related penalties on the part of the Company; (viii) that obligates the Company to accept any purchase order or similar order; (ix) that includes volume purchase commitments; (x) involving commitments of non-recurring engineering; or (xi) that contains commitments with respect to products (including commitments for future development of products, providing upgrades to products or the shipment of products) that are not terminable by the Company (without penalty) on notice of less than 90 days;
          (j) the Company has not: (i) acquired, leased or licensed any right or other asset from any other Person; (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person; or (iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices of the Company;
          (k) the Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness in excess of $5,000 with respect to a single matter, or in excess of $25,000 in the aggregate;
          (l) the Company has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company’s past practices;
          (m) the Company has not: (i) lent money to any Person (other than pursuant to routine and reasonable travel advances made to current employees of the Company in the ordinary course of business); or (ii) incurred or guaranteed any indebtedness for borrowed money;
          (n) the Company has not: (i) established, adopted or amended any Company Employee Plan; (ii) made any bonus, profit-sharing or similar payment to, or increased the amount of wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to, any of its directors, officers or employees; or (iii) other than with respect to non-officer employees and in the ordinary course of business and consistent with past practices, hired any new employee;
          (o) the Company has not changed any of its methods of accounting or accounting practices in any respect;
          (p) the Company has not made or changed any Tax election, adopted or changed a material accounting method in respect of Taxes, entered into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settled or comprised a claim, notice, audit report or assessment in respect of Taxes, or consented to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes, nor has the Company made any application or negotiation for or receipt of a Tax ruling or arrangement or, to

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the Company’s Knowledge, any stockholder of the Company on its behalf, whether or not in connection with the transactions contemplated in this Agreement;
          (q) the Company has not commenced or settled any Legal Proceeding;
          (r) the Company has not made any application for or received any Grant; and
          (s) the Company has not agreed or legally committed to take any of the actions referred to in clauses “(c)” through “(r)” above.
     2.7 Title to Assets.
          (a) Good Title. The Company owns, and has good and valid title to, all assets purported to be owned by it, including: (i) all assets reflected on the Unaudited Interim Balance Sheet; (ii) all assets referred to in Part 2.10(a) of the Disclosure Schedule and all of the rights of the Company under the Contracts identified in Part 2.11(a) of the Disclosure Schedule; and (iii) all other assets reflected in the books and records of the Company as being owned by the Company, except for: (A) amounts subject to leases that are not required by GAAP to be reflected on the balance sheet; or (B) where lacking such title has not had and would not reasonably be expected to have a Material Adverse Effect. All of said assets are owned by the Company free and clear of any liens or other Encumbrances, except for: (A) any lien for current Taxes not yet due and payable and liens for Taxes being contested in good faith by appropriate proceedings (and for which there are adequate accruals in accordance with GAAP); and (B) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company.
          (b) Leased Assets. Part 2.7(b) of the Disclosure Schedule identifies all assets that are material to the business of the Company and that are being leased to the Company for which the annual rental payment for each such asset exceeds $25,000.
     2.8 Bank Accounts. Part 2.8 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account.
     2.9 Equipment; Real Property.
          (a) Equipment. All material items of equipment, fixtures and other tangible assets owned by or leased to the Company are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Company’s business in the manner in which the business is currently being conducted.
          (b) Real Property. The Company does not own, and has never owned, any interest in any real property. Part 2.9(b) of the Disclosure Schedule sets forth an accurate and complete description of each lease pursuant to which the Company leases real property from any other Person (all real property leased to the Company, including all buildings, structures, fixtures and other improvements leased to the Company, are referred to as the “Leased Real Property”). The Company currently has on deposit with the landlord of the Leased Real Property a security deposit of $40,702 (the “Security Deposit”). The present use and operation of the Leased Real Property is authorized by, and is in full compliance with, all applicable zoning, land use, building, fire, health, labor, safety and environmental laws and other Legal

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Requirements. There is no Legal Proceeding pending, or to the Knowledge of the Company threatened, that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present ownership, use or operation of any Leased Real Property. To the Knowledge of the Company, there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the present ownership, use or operation of any Leased Real Property. There are no subleases, licenses, occupancy agreements or other contractual obligations to which the Company is party or of which the Company is aware that grant the right of use or occupancy of any of the Leased Real Property to any Person other than the Company, and there is no Person in possession of any of the Leased Real Property other than the Company. The Company has complied in all material respects with the terms of all leases (to which they are parties) relating to the Leased Real Property, and all such leases are in full force and effect in all material respects.
     2.10 Intellectual Property.
          (a) Registered IP. Part 2.10(a) of the Disclosure Schedule accurately identifies: (i) each item of Registered IP in which the Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest. The Company has delivered to Parent complete and accurate copies of all applications, material correspondence with any Governmental Body and other material documents related to each such item of Registered IP.
          (b) Inbound Licenses. Part 2.10(b) of the Disclosure Schedule accurately identifies: (i) each Contract pursuant to which any Intellectual Property Right is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company (other than: (A) agreements between the Company and its employees in the Company’s standard form thereof; and (B) non-exclusive licenses to third-party software that is not incorporated into, or used in the development, testing, distribution, maintenance or support of, any product of the Company and that is not otherwise material to the Company’s business; or (C) “shrink wrap” licenses for commonly available products with a value of less than $50,000); (ii) whether the licenses or rights granted to the Company in each such Contract are exclusive or non-exclusive; and (iii) whether the Company has any royalty or other payment obligations under such Contract and, if so, the extent of such ongoing obligations.
          (c) Outbound Licenses. Part 2.10(c) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted (or may in the future be granted, whether due merely to the passage of time, to the occurrence of an event or otherwise) any license under, or otherwise has received or acquired (or may in the future receive or acquire) any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Company IP, other than object code licenses entered into in the ordinary course of business consistent with past practices as part of any sale of products by the Company. The Company is not bound by, or subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP anywhere in the world.
          (d) Royalty Obligations. Part 2.10(d) of the Disclosure Schedule contains a complete and accurate list and summary of all royalties, fees, commissions and other amounts payable by the Company to any other Person (other than sales commissions paid to employees according to the Company’s standard commissions plan) upon or for the use of any Company IP.
          (e) Standard Form IP Agreements. The Company has delivered to Parent a complete and accurate copy of each standard form of Company IP Contract used by the Company, including each

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standard form of: (i) terms and conditions of sale; (ii) development agreement; (iii) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (iv) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; or (v) confidentiality or nondisclosure agreement. Part 2.10(e) of the Disclosure Schedule accurately identifies each Company IP Contract with an employee, consultant or independent contractor in which the employee, consultant or independent contractor expressly reserved or retained any Intellectual Property Rights related to the Company’s business, research or development.
          (f) Ownership Free and Clear. The Company exclusively owns all right, title and interest to and in the Company IP (other than Intellectual Property Rights exclusively licensed to the Company, as identified in Part 2.10(b) of the Disclosure Schedule) free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Part 2.10(c) of the Disclosure Schedule). Without limiting the generality of the foregoing:
          (i) all documents and instruments necessary to establish, perfect and maintain the rights of the Company in the Company IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body;
          (ii) each Company Employee who is or was involved in the creation or development of any Company IP has signed a valid and enforceable agreement containing an irrevocable assignment of Intellectual Property Rights pertaining to such Company IP to the Company and confidentiality provisions protecting the Company IP;
          (iii) the Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material proprietary information pertaining to the Company;
          (iv) no funding, facilities or personnel of any Governmental Body or university, college or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP and, to the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company who was involved in, or contributed to, the creation or development of any Company Intellectual Property has performed services for any Governmental Body, for a university, college or other educational institution or for a research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company; and
          (v) the Company owns or otherwise has, and after the Closing the Surviving Corporation will continue to have, all Intellectual Property Rights needed to conduct the business of the Company as currently conducted by the Company.
          (g) Valid and Enforceable. All Company IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:
          (i) no trademark or trade name owned, used or applied for by the Company conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person, and the Company has taken reasonable steps to police the use of its trademarks;
          (ii) Part 2.10(g)(ii) of the Disclosure Schedule accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is

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90 days after the date of this Agreement in order to maintain such item of Company IP in full force and effect; and
          (iii) no interference, opposition, reissue, reexamination or other Legal Proceeding is or has been pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Company IP is being, or to the Knowledge of the Company, has been, contested or challenged. To the Knowledge of the Company, there is no basis for a claim that any Company IP is invalid or unenforceable.
          (h) No Third-Party Infringement of Company IP. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Part 2.10(h) of the Disclosure Schedule accurately identifies (and the Company has delivered to Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to the Company or any Representative of the Company regarding any actual, alleged or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.
          (i) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement will, with or without notice or lapse of time or both, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Company IP; (ii) a breach of or default under any Company IP Contract; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP.
          (j) No Infringement of Third-Party IP Rights. The Company has never infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person. No product of the Company infringes, violates or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. Without limiting the generality of the foregoing:
          (i) no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by the Company with respect to such claim or Legal Proceeding;
          (ii) the Company has never received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company, any Company Employee or agents of the Company of any Intellectual Property Rights of another Person, including any letter or other communication suggesting or offering that the Company obtain a license to any Intellectual Property Right of another Person; and
          (iii) the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation or similar claim (other than indemnification provisions in the Company’s standard forms of Company IP Contracts).

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          (k) No Harmful Code. None of the software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by the Company (excluding any third-party software that is generally available on standard commercial terms and is licensed to the Company solely for internal use on a non-exclusive basis) (collectively, the “Company Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.
          (l) Use of Open Source Code. Part 2.10(l) of the Disclosure Schedule accurately identifies and describes: (i) each item of Open Source Code that is contained in, distributed with or used in the development of the Company Software or of which any part of any Company Software is a derivative work; (ii) the applicable license terms for each such item of Open Source Code; and (iii) the Company Software to which each such item of Open Source Code relates (it being understood that the disclosure contained in Part 2.10(l) of the Disclosure Schedule only qualifies this sentence of this Section 2.10(l) and does not qualify any other aspect of this Section 2.10(l)). No Company Software that contains, is a derivative work of, is distributed with or is being or was developed using Open Source Code: (A) is subject to a requirement or condition that such Company Software or part thereof: (1) be disclosed or distributed in source code form; (2) be licensed for the purpose of making modifications or derivative works; or (3) be redistributable at no charge; or (B) is subject to any other material limitation, restriction, or condition (other than the obligations to reproduce proprietary rights notices and disclaimers) on the right or ability of the Company to use or distribute such Company Software. Without limiting any provision of this Agreement (and disregarding any disclosure contained in the Disclosure Schedule), that certain amendment referred to on Schedule 2.10(l) is valid and in full force and effect and cures any prior breaches of, or defaults under, Section 14 of that certain agreement referred to on Schedule 2.10(l), and the Company has no Liability under or with respect to said Section 14.
          (m) Privacy Policies; Personal Data. The Company does not in the ordinary course of its business as currently conducted collect, maintain or store Personal Data or User Data, other than Personal Data collected or maintained by the Company in connection with employing or engaging employees or independent contractors. To the Knowledge of the Company, there has been no unauthorized or illegal use of or access to any such Personal Data collected or maintained by the Company. Neither the execution, delivery or performance of this Agreement or any agreement, document or instrument contemplated by this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any agreement, document or instrument contemplated by this Agreement will result in any violation of any Company Privacy Policy or any Legal Requirement pertaining to privacy or Personal Data.
          (n) Products Subject to Evaluation. Part 2.10(n) of the Disclosure Schedule identifies each Person that, as of the date of this Agreement, is in possession of any product of the Company for evaluation or similar purposes, together with the product that is being so evaluated.
          (o) Standard Setting Organizations. Part 2.10(o) of the Disclosure Schedule contains a complete and accurate list of all industry standards bodies or similar organizations that the Company is now or ever was a member or promoter of, or a contributor to, or otherwise participated in. The Company is not as a result of any of the activities described in Part 2.10(o) of the Disclosure Schedule, (a) obligated to grant or offer to any other Person any license or right to any Intellectual Property or Intellectual Property Rights, or (b) otherwise restricted or impaired in its ability to assert or enforce any of the Intellectual Property or Intellectual Property Rights against any Person. The Company has Made

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Available to Parent complete and accurate copies of all Contracts, policies and rules to which the Company is a party or by which the Company is bound relating to Intellectual Property and Intellectual Property Rights of each standards body or similar organization identified in Part 2.10(o) of the Disclosure Schedule.
     2.11 Contracts.
          (a) List of Contracts. Part 2.11(a) of the Disclosure Schedule accurately identifies:
          (i) (A) each Company Contract providing for the employment of, or the performance of services by, any Company Employee (other than standard offer letters for at-will employees); (B) any Company Contract pursuant to which the Company is or may become obligated to make any severance, termination or similar payment to any Company Employee; and (C) any Company Contract pursuant to which the Company is or may become obligated to make any bonus or similar payment (other than payment in respect of salary) to any Company Employee;
          (ii) each Company Contract which provides for indemnification of any officer, director, employee or agent of the Company;
          (iii) each Company Contract relating to the voting and any other rights or obligations of a stockholder of the Company;
          (iv) each Company Contract relating to the merger, consolidation, reorganization or any similar transaction with respect to the Company;
          (v) each Company Contract relating to the acquisition, transfer, development or sharing of any technology, Intellectual Property or Intellectual Property Right (including any joint development agreement, technical collaboration agreement or similar agreement entered into by the Company);
          (vi) each Company Contract relating to the license of any patent, copyright, trade secret or other Intellectual Property or Intellectual Property Right: (A) to the Company (other than commercially-available software products under standard end-user object coded license agreements); or (B) other than object code licenses entered into in the ordinary course of business consistent with past practices as part of any sale of products by the Company, from the Company;
          (vii) each Company Contract relating to the acquisition, sale, spin-off or outsourcing of any business unit or operation of the Company;
          (viii) each Company Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;
          (ix) each Company Contract imposing any material restriction on the Company’s ability: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; or (C) to develop or distribute any technology;

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          (x) each Company Contract: (A) granting exclusive rights to license, market, sell or deliver any of the products or services of the Company; or (B) otherwise contemplating an exclusive relationship between the Company, on the one hand, and any other Person, on the other hand;
          (xi) each Company Contract creating or involving any agency relationship, distribution or reseller arrangement or franchise relationship;
          (xii) each Company Contract regarding the acquisition, issuance or transfer of any securities and each Company Contract dealing with any securities of the Company including any restricted share agreements or escrow agreements;
          (xiii) each Company Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement involving more than $25,000;
          (xiv) each Company Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party;
          (xv) any Company Contract that contemplates or involves the payment or delivery of cash or other consideration by the Company in an amount or having a value in excess of $25,000;
          (xvi) any Company Contract: (A) with any customer of the Company who has purchased or licensed any products from the Company pursuant to a Contract other than: (1) the Company’s standard form of customer Contract (with no material deviations); or (2) except as contemplated by clause “(B)” of this sentence or another clause of this Section 2.11(a), a purchase order; or (B) that contemplates or involves the payment or delivery of cash or other consideration to the Company in an amount or having a value in excess of $100,000;
          (xvii) any Company Contract relating to a Grant; and
          (xviii) any other Company Contract which is material to the Company.
(Contracts in the respective categories described in clauses “(i)” through “(xviii)” above and all Contracts identified, or required to be identified, in Part 2.11(a) of the Disclosure Schedule are referred to in this Agreement as “Material Contracts.”)
          (b) Delivery of Contracts. The Company has Made Available to Parent accurate and complete copies of all written Material Contracts identified in Part 2.11(a) of the Disclosure Schedule, including all amendments thereto. Part 2.11(b) of the Disclosure Schedule provides an accurate and complete description of the material terms of each Material Contract that is not in written form. Each Contract identified in Part 2.11(a) of the Disclosure Schedule is valid and in full force and effect, and is enforceable by the Company in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.
          (c) No Breach. Except as set forth in Part 2.11(c) of the Disclosure Schedule: (i) the Company has not violated or breached, and the Company has not committed any default under, any Company Contract, which remains uncured, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Contract which remains uncured; (ii)

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to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to: (A) result in a violation or breach of any of the provisions of any Company Contract; (B) give any Person the right to declare a default or exercise any remedy under any Company Contract; (C) give any Person the right to accelerate the maturity or performance of any Material Contract; or (D) give any Person the right to cancel, terminate or modify any Company Contract; (iii) since January 1, 2008, the Company has not received any notice or, to the Company’s Knowledge, other communication regarding any actual or possible violation or breach of, or default under, any Company Contract; and (iv) the Company has not waived any of its material rights under any Company Contract.
          (d) No Renegotiation. No Person has a contractual right pursuant to the terms of any Company Contract to renegotiate any amount paid or payable to the Company under any Material Contract or any other material term or provision of any Material Contract.
          (e) Proposed Contracts. Part 2.11(e) of the Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any offer, award, written proposal, term sheet or similar document, in each case that would contain binding obligations of the Company and would constitute a Material Contract if accepted by the recipient, has been submitted by the Company.
     2.12 Compliance with Legal Requirements. The Company is, and has at all times been, in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership of its assets, including all Legal Requirements relating to the sale or license (including export) of its products, employment matters and environmental safety and compliance matters. No event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time or both) constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Legal Requirement. Except as set forth in Part 2.12 of the Disclosure Schedule, since January 1, 2008, the Company has not received any written notice or, to the Company’s Knowledge, other communication from any Person regarding any actual or alleged violation of, or failure to comply with, any Legal Requirement.
     2.13 Governmental Authorizations; No Subsidies.
          (a) Governmental Authorizations. Part 2.13(a) of the Disclosure Schedule identifies each Governmental Authorization held by the Company, and the Company has Made Available to Parent accurate and complete copies of all Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule. The Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted, except where the failure for such Governmental Authorization to be valid or in full force and effect or the failure to hold such Governmental Authorization has not had and would not reasonably be expected to have a Material Adverse Effect. The Company is, and has at all times been, in compliance in all material respects with the terms and requirements of the respective Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule. Since January 1, 2008, the Company has not received any written notice or, to the Company’s Knowledge, other communication from any Governmental Body regarding: (i) any actual or alleged violation of or failure to comply with any term or requirement of any Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.
          (b) Subsidies. Part 2.13(b) of the Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives, qualifications and subsidies (collectively, “Grants”) from any

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Governmental Body, granted to the Company. The Company has Made Available to Parent accurate and complete copies of all documents requesting Grants or amendments thereto submitted by the Company and of all letters of approval, and supplements thereto, granted to the Company, as well as all correspondence or written summaries pertaining thereto, and has Made Available to Parent with an accurate and complete description of any unwritten or informal arrangements or understandings that relate to the Grants. Without limiting the generality of the foregoing, Part 2.13(b) of the Disclosure Schedule includes the aggregate amounts of each Grant, the aggregate outstanding obligations thereunder of the Company with respect to royalties, the composition of such obligations or amount by the product or product family to which it relates and a detailed description of all products and technologies of the Company developed with Grant funding or derived from technologies or products developed with Grant funding. The Company is in material compliance with all of the terms, conditions and requirements of their respective Grants and have duly fulfilled all the undertakings relating thereto. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, does, will or would reasonably be expected to (with or without notice or lapse of time or both) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify any Grant identified or required to be identified in Part 2.13(b) of the Disclosure Schedule. Except as set forth in Part 2.13(b) of the Disclosure Schedule, the Company has not developed any Intellectual Property through the application of any financing made available by any of the Grants.
          (c) Export Compliance. The Company has obtained all approvals necessary for: (i) exporting all products of the Company in accordance with all Legal Requirements related to export control; and (ii) importing all products of the Company into any country in which any such products are now sold or licensed for use, except where non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect. All such export and import licenses and approvals throughout the world are valid, current, outstanding and in full force and effect, except where the failure for such licenses to be valid or in full force and effect has not had and would not reasonably be expected to have a Material Adverse Effect, and the Company is in compliance in all material respects with the terms of all such export and import licenses or approvals. There are no pending Legal Proceedings and to the Knowledge of the Company, threatened Legal Proceedings, against the Company with respect to such export and import licenses and approvals. There are no facts or circumstances which are reasonably expected to result in a Legal Proceeding against the Company or any of its businesses or assets or any of the directors or officers of the Company, pertaining to export or import transactions. Except as disclosed in Part 2.13(c) of the Disclosure Schedules, none of the Company’s businesses requires the Company to obtain a license from any Governmental Body under any Legal Requirement regulating the development, commercialization or export of technology.
     2.14 Tax Matters.
          (a) Tax Returns and Payments. All Tax Returns required to be filed by or on behalf of the Company (the “Company Returns”) have been timely and properly filed and are true, accurate and complete in all respects. All Taxes of the Company that are due and payable have been timely and properly paid. All material Taxes required to be withheld by the Company have been properly and timely withheld and remitted. The Company has Made Available to Parent accurate and complete copies of (i) all Tax Returns with respect to the Company’s payroll filed by the Company since January 1, 2009 and (ii) all other Tax Returns filed by the Company since January 1, 2007. Part 2.14(a) of the Disclosure Schedule lists each jurisdiction in which the Company files a Tax Return. No claim has ever been made in writing or, to the Knowledge of the Company, otherwise by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The Company Financial Statements properly and adequately accrue or reserve for Tax liabilities in accordance with GAAP. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date

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as a result of any election pursuant to Section 108(i) of the Code made effective on or prior to the Closing Date.
          (b) Audits; Claims. Except as set forth in Part 2.14(b) of the Disclosure Schedule, no Company Tax Return has ever been examined or audited by any Governmental Body. The Company has not received in writing or, to the Knowledge of the Company, otherwise from any Governmental Body any: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any Tax Returns is currently outstanding and no request for such an extension or waiver is pending. No claim or Legal Proceeding is pending or, to the knowledge of the Company, threatened against the Company in respect of any Tax. There are no liens for Taxes upon any of the assets of the Company except liens for current Taxes not yet due and payable and liens for Taxes being contested in good faith by appropriate proceedings (and for which there are adequate accruals, in accordance with GAAP).
          (c) Parachute Payments. Except as set forth in Part 2.14(c) of the Disclosure Schedule, the Company is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law).
          (d) Closing Agreements; Etc. The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or prepaid amount received for a taxable period ending on or prior to the Closing Date. The Company is not a party to or bound by any Tax allocation or sharing agreement. The Company has: (i) never been a member of an Affiliated Group; or (ii) no Liability for the Taxes of any Person (other than the Company).
          (e) Distributed Stock. The Company has never distributed stock of another Person, and the Company has never had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
          (f) Tax Holidays. There are no (and there have never been any) Tax exemptions, Tax holidays or other Tax reduction agreements or arrangements applicable to the Company.
          (g) Adjustment in Taxable Income. The Company is not currently, and the Company will not for any period for which a Tax Return has not been filed be, required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision under state, local or foreign Tax laws) as a result of transactions, events or accounting methods employed prior to the Merger.
          (h) Penalties. The Company has not disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which would reasonably be expected to result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign law).
          (i) Tax Shelter and Listed Transactions. The Company has not consummated or participated in, and the Company is not currently participating in, any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and the Company is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section

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6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.
          (j) FIRPTA. The Company has never been a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.
          (k) Withholdings. The Company has complied in all material respects with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and timely paid over to the proper governmental authorities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has timely filed all material withholding Tax Returns, for all periods.
     2.15 Employee and Labor Matters; Benefit Plans.
          (a) Employee List. Part 2.15(a) of the Disclosure Schedule contains a list of all current Company Employees as of the date of this Agreement, and correctly reflects: (i) their dates of employment; (ii) their positions; (iii) their salaries; (iv) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (v) each Company Employee Plan in which they participate or are eligible to participate; and (vi) any promises made to them with respect to changes or additions to their compensation or benefits. The Company is not, and the Company has never been, bound by or a party to, and the Company has no duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any Company Employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any current Company Employees. The Company is not engaged, and the Company has never been engaged, in any unfair labor practice of any nature. The Company has not had any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the Company Employees. No event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute.
          (b) Leave of Absence. There is no current Company Employee who is not fully available to perform work because of disability or other leave.
          (c) At Will Employment. The employment of each of the current Company Employees is terminable by the Company at will, except as otherwise provided by contracts provided to Parent. The Company has Made Available to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the Company Employees.
          (d) Release Agreements. Except as set forth in Part 2.15(d) of the Disclosure Schedule, every employee whose employment with the Company has been terminated by the Company without “cause” since January 1, 2008 has signed a valid and enforceable release agreement.

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          (e) Employee Plans and Agreements. Part 2.15(e) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Company Employee Agreement. The Company does not intend to (and the Company has not committed to) establish or enter into any new Company Employee Plan or Company Employee Agreement, or to modify any Company Employee Plan or Company Employee Agreement (except to conform any such Company Employee Plan or Company Employee Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Parent in writing or as required by this Agreement).
          (f) Delivery of Documents. As applicable with respect to the Company Employee Plan, the Company has Made Available to Parent: (i) correct and complete copies of all documents setting forth the terms of each Company Employee Plan and each Company Employee Agreement, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Company Employee Plan; (iii) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts; (iv) the annual reports (Form 5500 series) for the last three complete plan years; (v) the most recent letter of determination, if any, from the U.S. Internal Revenue Service relating to the tax-qualified status of the Plan; (vi) all written materials provided to any Company Employee relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any material amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company; (vii) all material correspondence to or from any Governmental Body relating to any Company Employee Plan; and (viii) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan.
          (g) No Foreign Plans. Except as set forth on Part 2.15(g) of the Disclosure Schedule, the Company has not established or maintained: (i) any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Body other than the United States; (ii) any Company Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside of the United States; or (iii) any Company Employee Plan that covers or has covered Company Employees whose services are or have been performed primarily outside of the United States.
          (h) Absence of Certain Retiree Liabilities. No Company Employee Plan provides (except at no cost to the Company), or reflects or represents any liability of the Company to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason. Other than commitments made that involve no future costs to the Company, the Company has never represented, promised or contracted (whether in oral or written form) to any Company Employee (either individually or to Company Employees as a group) or any other Person that such Company Employee(s) or other person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.
          (i) No Defaults. The Company has performed in all material respects all obligations required to be performed by it under each Company Employee Plan and is not in default or violation of, and the Company has no Knowledge of any default or violation by any other party to, the terms of any Company Employee Plan. Each of the Company Employee Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including, without limitation, the applicable tax qualification requirements under the Code. No Company Employee Plan and no grants, awards or benefits thereunder are subject to Section 409A(a) or 409A(b) of the Code or, if subject to Section 409A(a) of the Code, have failed or will fail, in form or operation, to meet the requirements of Section 409A(a)(2), 409A(a)(3) or 409A(a)(4) of the Code in a manner that cannot be corrected without

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material liability to the Company. All contributions to, and material payments from, any Company Employee Plan which may have been required to be made in accordance with the terms of such Company Employee Plan or applicable Legal Requirements have been timely made, and all contributions for any period ending on or before the Closing Date which are not yet due, but will be paid on or prior to the Closing Date, are reflected as an accrued liability on the Unaudited Interim Balance Sheet where required to be so reflected by GAAP. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without material liability to the Company, the Surviving Corporation or to Parent (other than ordinary administration expenses and the payment of benefits thereunder). There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Body with respect to any Company Employee Plan.
          (j) No Conflict. Except as set forth in Part 2.15(j) of the Disclosure Schedule or required by this Agreement, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Company Employee Plan, Company Employee Agreement, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee; or (ii) create or otherwise result in any Liability with respect to any Company Employee Plan.
          (k) Compliance. The Company: (i) is in compliance in all material respects with all applicable Legal Requirements, Contracts and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Body respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements, orders, rulings, decrees, judgments and awards relating to discrimination, wages and hours, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Company Employees or prospective employees; (ii) has withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Employee; (iii) has no Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice).
          (l) Labor Relations. The Company has good labor relations, and, except as set forth in Part 2.15(l) of the Disclosure Schedule, the Company has no Knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated by this Agreement will or could reasonably be expected to have or result in a Material Adverse Effect on the labor relations of the Company. Except as set forth in Part 2.15(l) of the Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings against the Company under any workers’ compensation policy or long-term disability policy.
          (m) Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings against any of the Company Employee Plans, the assets of any of the Company Employee Plans or the Company or the Company Employee Plan administrator or any fiduciary of the Company Employee Plans with respect to the operation of such Company Employee Plans (other than routine benefit claims) or asserting any rights or claims to benefits under such Company Employee Plan (other than routine benefit claims).

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          (n) Independent Contractors. Part 2.15(n) of the Disclosure Schedule accurately sets forth, with respect to each Person who is or was at any time since January 1, 2008, an independent contractor of the Company and who has received or may be entitled to receive in excess of $25,000 from the Company: (i) the name of such independent contractor, and the date as of which such independent contractor was originally engaged by the Company; and (ii) a description of such independent contractor’s services provided.
          (o) No Misclassified Employees. No current or former independent contractor of the Company could be deemed to be a misclassified employee. No independent contractor is eligible to participate in any Company Employee Plan. The Company has never had any temporary or leased employees that were not treated and accounted for in all respects as employees of the Company.
          (p) Labor-Related Claims. Except as set forth in Part 2.15(p) of the Disclosure Schedule, there is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened relating to any employment Contract, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter involving any Company Employee, including charges of unfair labor practices or harassment complaints.
     2.16 Environmental Matters. The Company is in compliance with all applicable Environmental Laws, which compliance includes the possession by the Company of all material Environmental Licenses and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. The Company has not received any written notice or, to the Company’s Knowledge, other communication, whether from a Governmental Body, citizens group, Company Employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future. To the Knowledge of the Company, no current or prior owner of any property leased or controlled by the Company has received any written notice or, to the Company’s Knowledge, other communication, whether from a Governmental Body, citizens group, Company Employee or otherwise, that alleges that such current or prior owner, the Company is not in compliance with any Environmental Law. The Company has never caused or contributed to any Environmental Release and there are no circumstances which would reasonably be expected to give rise to any Environmental Release by the Company. No Contaminants are stored or contained on or under any of the Leased Real Property whether in storage tanks, land fills, pits, ponds, lagoons or otherwise. All Governmental Authorizations currently held by the Company pursuant to Environmental Laws are identified in Part 2.16 of the Disclosure Schedule.
     2.17 Insurance. Part 2.17 of the Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of the Company as of the date of this Agreement and identifies any material claims made thereunder as of the date of this Agreement. The Company has Made Available to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.17 of the Disclosure Schedule is in full force and effect. Since January 1, 2008, the Company has not received any written notice or, to the Company’s Knowledge, other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.
     2.18 Related Party Transactions. Except as set forth in Part 2.18 of the Disclosure Schedule, to the Company’s Knowledge: (a) no Related Party has any material interest in any material

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asset used in or otherwise relating to the business of the Company; (b) no Related Party is indebted to the Company (other than for ordinary travel advances); (c) no Related Party is party to any Material Contract, transaction or business dealing or involving the Company; (d) to the Knowledge of the Company, no Related Party is competing with the Company; (e) no Related Party has any claim or right against any the Company (other than rights under Company Options and rights to receive compensation for services performed as an employee of the Company or other rights arising in the ordinary course of employment); and (f) no members of the same family are employees of the Company.
     2.19 Legal Proceedings; Orders.
          (a) Legal Proceedings. There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any of the assets owned or used by the Company or any Person whose liability the Company has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement; or (iii) that relates to the ownership of any capital stock of the Company, or any option or other right to the capital stock of the Company or, or right to receive consideration as a result of this Agreement. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. Except as set forth in Part 2.19(a) of the Disclosure Schedule, no Legal Proceeding involving claims in excess of $25,000 has ever been commenced by, and no Legal Proceeding involving claims in excess of $25,000 has ever been pending against, the Company.
          (b) Orders. There is no order, writ, injunction, judgment or decree to which the Company or any of the assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company’s businesses.
     2.20 Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes.
          (a) Authority; Binding Nature. Subject to obtaining the Required Merger Stockholder Votes and the Required Amendment Stockholder Votes (each as defined below), and the filing of the Certificate Amendment with the Secretary of State of the State of Delaware, the Company has the corporate power and authority to enter into and to perform its obligations under this Agreement and under each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party; and the execution, delivery and performance by the Company of this Agreement and by the Company of each such other agreement, document and instrument have been duly authorized by all necessary corporate action on the part of the Company and its board of directors. This Agreement and each other agreement, document and instrument referred to in or contemplated by this Agreement to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
          (b) Board Approval. The Company’s board of directors has: (i) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders; (ii) unanimously recommended the adoption of this Agreement and the approval of the Certificate Amendment by the holders of Company Capital Stock and directed that this Agreement, the Merger and the Certificate Amendment be submitted for consideration by the Company’s stockholders in

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accordance with Section 5.2; and (iii) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement.
          (c) No Takeover Statute. No state or foreign takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.
     2.21 Non-Contravention; Consents.
          (a) Except as set forth in Part 2.21 of the Disclosure Schedule, neither: (1) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time or both):
          (i) contravene, conflict with or result in a violation of: (A) any of the provisions of any Charter Documents of the Company; or (B) any resolution adopted by the stockholders, board of directors or any committee of the board of directors of the Company;
          (ii) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company or any of the assets owned or used by the Company, is subject;
          (iii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company’s business or to any of the assets owned or used by the Company;
          (iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that is or would constitute a Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any such Company Contract; (B) accelerate the maturity or performance of any such Company Contract; or (C) cancel, terminate or modify any such Company Contract; or
          (v) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company).
          (b) Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and as set forth in Part 2.21 of the Disclosure Schedule, the Company will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

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     2.22 Vote Required.
          (a) Merger Vote. The affirmative vote of: (i) the holders of a majority of the shares of Company Capital Stock (voting together as a single class on an as-converted basis); and (ii) the holders of a majority of the shares of Company Preferred Stock (voting as a separate class), are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the other transactions contemplated by this Agreement (other than the Certificate Amendment) (the votes referred to in clauses “(i)” and “(ii)” of this sentence being referred to collectively as the “Required Merger Stockholder Votes”).
          (b) Certificate Amendment Vote. The affirmative vote of: (i) the holders of a majority of the shares of Company Capital Stock (voting together as a single class on an as-converted basis); and (ii) the holders of a majority of the shares of Company Preferred Stock (voting as a separate class), are the only votes of the holders of any class or series of Company Capital Stock necessary to approve the Certificate Amendment (the votes referred to in clauses “(i)” and “(ii)” of this sentence being referred to collectively as the “Required Amendment Stockholder Votes”).
     2.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, except as set forth in Part 2.23 of the Disclosure Schedule. Except as set forth in Part 2.23 of the Disclosure Schedule, no Person is or may become entitled to receive any fee or other amount from the Company for professional services performed or to be performed in connection with the Merger or any of the other transactions contemplated by this Agreement
     2.24 Full Disclosure. This Agreement (including the Disclosure Schedule) does not, and the Company Closing Certificate (as defined in Section 6.7) and Merger Consideration Certificate (as defined in Section 6.7) will not: (a) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (b) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.
3. Representations and Warranties of Parent and Merger Sub
     Parent and Merger Sub represent and warrant to the Company as follows:
     3.1 Due Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
     3.2 Non-Contravention; Consents.
          (a) Non-Contravention. Neither: (i) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of such other agreements, documents or instruments, will (with or without notice or lapse of time or both) contravene, conflict with or result in a violation of: (A) any of the provisions of the certificate of incorporation or bylaws of Parent or Merger Sub; (B) any resolution adopted by the stockholders, the

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board of directors or any committee of the board of directors of Parent or Merger Sub; or (C) any provision of any material contract to which Parent is bound.
          (b) Consents. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and any applicable filings required to be made by Parent or Merger Sub, notices required to be given by Parent or Merger Sub or Consents required to be obtained by Parent or Merger Sub, in each case from any Governmental Body in connection with the Merger, neither Parent nor Merger Sub will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement.
     3.3 Authority; Binding Nature of Agreement. Parent and Merger Sub have the absolute and unrestricted right, power and authority to enter into and perform their obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which Parent or Merger Sub is a party; and the execution, delivery and performance by Parent and Merger Sub of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. No vote of the stockholders of Parent is required by any Legal Requirement, Parent’s certificate of incorporation or bylaws or otherwise in order for Parent and Merger Sub to consummate the Merger. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Parent or Merger Sub is a party constitutes the legal, valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
     3.4 Legal Proceedings. There is no pending Legal Proceeding and, to the Knowledge of Parent and Merger Sub, no Person has threatened to commence any Legal Proceeding, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.
     3.5 Valid Issuance. The Parent Common Stock that may be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable.
     3.6 Available Funds. Parent has sufficient immediately available funds to satisfy all of Parent’s and Merger Sub’s obligations under the Agreement and to timely consummate the Merger and the other transactions contemplated hereby.
4. Certain Covenants of the Company
     4.1 Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 8 or the Effective Time (the “Pre-Closing Period”), the Company shall, and shall use commercially reasonable efforts to cause its Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request.

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     4.2 Operation of the Business of the Company. During the Pre-Closing Period, the Company shall ensure that:
     (a) the Company shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;
     (b) the Company shall use commercially reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and good will with all material suppliers, customers, landlords, creditors, employees and other Persons having business relationships with the Company;
     (c) the Company shall not cancel any of its respective insurance policies identified in Part 2.17 of the Disclosure Schedule;
     (d) the Company’s officers shall report regularly to Parent concerning the status of the business of the Company;
     (e) the Company shall not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, nor repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (other than unvested shares from any person whose employment terminates);
     (f) the Company shall not sell, issue or authorize the issuance of: (i) any capital stock or other security; (ii) any option or right to acquire any capital stock (or cash based on the value of capital stock) or other security; or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security (except that the Company shall be permitted to issue Company Capital Stock upon the exercise of Company Options or Company Warrants, or upon the conversion of Company Preferred Stock or convertible promissory notes, in each case outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement);
     (g) the Company shall not amend or waive any of its rights under, or permit the acceleration of vesting under: (i) any provision of any Company Option Plans; (ii) any provision of any agreement evidencing any outstanding Company Option; or (iii) any provision of any restricted stock agreement;
     (h) the Company shall not amend or permit the adoption of any amendment to its Charter Documents, or effect or permit the Company to become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;
     (i) the Company shall not form any Subsidiary or acquire any equity interest or other interest in any other Entity;
     (j) the Company shall not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Company during the Pre-Closing Period, do not exceed $50,000;
     (k) the Company shall not: (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract, other than

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Material Contracts for the sale of products in the ordinary course of business consistent with past practices; or (ii) materially amend or prematurely terminate, or waive any material right or remedy under, any such Contract;
     (l) the Company shall not enter into any Contract: (i) with respect to manufacturing, assembly or warehousing services; (ii) with respect to the sale, lease or delivery of equipment (other than Contracts for the sale of products in the ordinary course of business consistent with past practices); (iii) that obligates the Company (or otherwise contemplates) the grant of a license in the future (whether based on the occurrence or non-occurrence of a particular event or otherwise); (iv) with any Governmental Body or any university, college or other educational institution; (v) that contains: (A) any automatic price adjustment mechanisms; or (B) any commitment on the part of the Company with respect to the maintenance of prices of products for any period of time; (vi) that contains indemnification (or similar) obligations on the part of the Company (other than customary intellectual property indemnification obligations in the ordinary course of business consistent with past practices); (vii) that includes performance-related penalties on the part of the Company; (viii) that obligates the Company to accept any purchase order or similar order; (ix) that includes volume purchase commitments; (x) involving commitments of non-recurring engineering; or (xi) that contains commitments with respect to products (including commitments for future development of products, providing upgrades to products or the shipment of products) that are not terminable by the Company (without penalty) on notice of less than 90 days;
     (m) the Company shall not: (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $25,000; (ii) sell or otherwise dispose of, or lease or license, any material right or other material asset to any other Person; or (iii) waive or relinquish any material right, except, in each case, in the ordinary course of business consistent with past practices;
     (n) the Company shall not: (i) lend money to any Person (except that the Company may make routine travel advances to current employees of the Company in the ordinary course of business consistent with past practices); or (ii) incur or guarantee any indebtedness for borrowed money;
     (o) the Company shall not: (i) establish, adopt, in any material respect amend or terminate any material Company Employee Plan, except as required by any Legal Requirement; (ii) pay any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than payments paid in the ordinary course of business and consistent with past practices; (iii) increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its directors, officers or employees; (iv) promote or change the title of any of its employees (retroactively or otherwise); or (v) hire or make an offer to hire any new employee;
     (p) except as required by any applicable Legal Requirement or GAAP, the Company shall not change any of its methods of accounting or accounting practices in any material respect;
     (q) the Company shall not make or change any Tax election, adopt or change a material accounting method in respect of Taxes, enter into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settle or comprise a claim, notice, audit report or assessment in respect of Taxes, or consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes, or negotiate,

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apply for or receive a Tax ruling on its own behalf or on behalf of any of the stockholders or directors, officers or employees of the Company;
     (r) the Company shall not commence or settle any Legal Proceeding (other than to enforce its rights under this Agreement);
     (s) the Company shall not apply for or accept any Grant;
     (t) the Company shall not accelerate the collection of any accounts receivable or delay the payment of any accounts payable other than in the ordinary course of business; and
     (u) the Company shall not agree or commit to take any of the actions described in clauses “(e)” through “(t)” above.
Notwithstanding the foregoing, the Company may take any action (i) described in clauses “(c)” and “(e)” through “(u)” above if Parent gives its prior written consent to the taking of such action by the Company, which consent shall not be unreasonably withheld with respect to the matters described in clauses “(j),” “(k)” or “(l)” above; (ii) expressly contemplated by this Agreement; or (iii) described in Schedule 4.2.
     4.3 Notification; Updates to Disclosure Schedule.
          (a) Notification. During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company or its Representatives of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely.
          (b) Updates. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.3(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Parent an update to the Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend the Disclosure Schedule for the purpose of: (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement; or (ii) determining whether any of the conditions set forth in Section 6 has been satisfied.
     4.4 No Negotiation. During the Pre-Closing Period, the Company shall not, and the Company shall not authorize or permit any Representative of the Company to: (a) solicit or encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) accept any proposal or offer from any Person (other than Parent)

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relating to a possible Acquisition Transaction. The Company shall promptly (and in any event within 48 hours of receipt thereof) notify Parent in writing of any inquiry, indication of interest, proposal or offer relating to a possible Acquisition Transaction that is received by the Company or any Representative of the Company during the Pre-Closing Period (including the identity of the Person making or submitting such inquiry, indication of interest, proposal or offer, and the terms thereof).
     4.5 Termination of Severance Plan. The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any group severance, separation or salary continuation Company Employee Plans, programs or arrangements (the “Severance Plans”), except the severance obligations contained in the documents identified in Schedule 4.5 (the “Retained Severance Plans”). Parent shall receive from the Company, prior to the Effective Time, evidence that the Company’s board of directors has adopted resolutions to terminate the Severance Plans (other than the Retained Severance Plans) (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Closing Date.
     4.6 FIRPTA Matters. At the Closing: (a) the Company shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897-2(h)(1)(i) of the United States Treasury Regulations (the “FIRPTA Statement”); and (b) the Company shall deliver to the Internal Revenue Service the notification required under Section 1.897- 2(h)(2) of the United States Treasury Regulations (the “FIRPTA Notification”).
5. Certain Covenants of the Parties
     5.1 Filings and Consents.
          (a) Filings. Each party shall, and shall cause their respective Representatives and Subsidiaries to, use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. The Company and Parent shall, and shall cause their respective Representatives and Subsidiaries to, respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Body in connection with antitrust or related matters. Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.1(a). Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to the confidentiality provisions of the Confidentiality Agreement, the Company shall, and shall cause its Representatives to: (i) cooperate with Parent with respect to any filings made by Parent in connection with the Merger; (ii) permit Parent to review (and consider in good faith the views of Parent in connection with) any documents before submitting such documents to any Governmental Body in connection with the Merger; and (iii) promptly provide Parent with copies of all filings, notices and other documents (and a summary of any oral presentations) made or submitted by the Company with or to any Governmental Body in connection with the Merger.
          (b) Efforts. Subject to Section 5.1(c), Parent and the Company shall, and shall cause their respective Representatives and Subsidiaries to, use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.1(c), each party to this Agreement shall, and shall cause their respective Representatives and

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Subsidiaries to: (i) make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; and (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement.
          (c) Limitations. Notwithstanding anything to the contrary contained in Section 5.1 or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement: (i) to divest or agree to divest (or cause any of its Subsidiaries or the Company to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries or the Company to take or agree to take) any other action or to agree (or cause any of its Subsidiaries or the Company to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (ii) to contest any Legal Proceeding relating to the Merger or any of the other transactions contemplated by this Agreement.
     5.2 Stockholder Consent.
          (a) Information Statement. As promptly as practicable after the execution of this Agreement, the Company shall, in accordance with its Charter Documents and applicable Legal Requirements, provide to its stockholders, with a copy to the Stockholders’ Agent, an Information Statement and other appropriate documents in connection with the obtaining of written consents of the stockholders of the Company in favor of the adoption of this Agreement and approval of the Certificate Amendment and the other transactions contemplated by this Agreement. The Information Statement shall include the unanimous recommendation of the board of directors of the Company in favor of the adoption of this Agreement and the approval of the Certificate Amendment and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Information Statement and any other materials submitted to the Company’s stockholders in connection with the transactions contemplated by this Agreement shall be subject to prior review and approval by Parent. Upon the request of Parent, the Board of Directors of the Company shall, within three days of such request, reaffirm its recommendation in favor of the adoption of this Agreement and approval of the Merger to the Company’s stockholders.
          (b) Solicitation. In connection with any meeting of the Company’s stockholders (or action by written consent) with respect to the Merger, the Company shall use its commercially reasonable efforts to: (i) solicit from each such stockholder a proxy or written consent (in the event the Company has elected to solicit written consents in lieu of a meeting) in favor of the adoption of this Agreement and approval of the Certificate Amendment and the other transactions contemplated by this Agreement; and (ii) cause each stockholder of the Company who is an “accredited investor” (as defined in Rule 501 under the Securities Act) to execute and deliver to Parent a Stockholder Representation Letter in the form of Exhibit B.
          (c) Parachute Payments. As promptly as practicable after the execution of this Agreement, the Company shall submit to the stockholders of the Company (in a manner satisfactory to Parent) for approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments and/or benefits provided pursuant to Company Employee Plans, Company Employee Agreements or other Contracts that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code (together, the “Section 280G Payments”). Any such stockholder approval shall be obtained in a

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manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The Company agrees that: (i) in the absence of such stockholder approval, no Section 280G Payments shall be made; and (ii) promptly after execution of this Agreement, the Company shall deliver to Parent waivers duly executed by each Person who might receive any Section 280G Payment. The form and substance of all stockholder approval documents contemplated by this Section 5.2(c), including the waivers, shall be subject to the review and approval of Parent.
     5.3 Public Announcements. From and after the date of this Agreement, except as expressly contemplated by this Agreement, the Company shall not (and the Company shall ensure that none of its Representatives) issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or the Merger or any of the other transactions or documents contemplated by this Agreement, without Parent’s prior written consent. Notwithstanding anything herein to the contrary, following the Closing, the Stockholders’ Agent shall be permitted to publicly announce that it has been engaged to serve as the Stockholders’ Agent in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein.
     5.4 Reasonable Efforts. Prior to the Closing: (a) the Company shall, and shall cause its Representatives to, use commercially reasonable efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis; and (b) Parent and Merger Sub shall use commercially reasonable efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis.
     5.5 Employee Benefits. Parent shall use commercially reasonable efforts to: (i) credit the employees of the Company who become employees of Parent as of the Closing (“Continuing Employees”) for their past service with the Company for purposes of eligibility and vesting under Parent’s 401(k), medical, vision and dental plans except to the extent such service credit will result in benefit accruals or the duplication of benefits); and (ii) grant the Continuing Employees service credit for purposes of Parent’s vacation leave policy.
     5.6 Communications with Employees. Prior to the Closing Date, the Company shall not (and the Company shall ensure that none of its Representatives) communicate with Company Employees regarding post-Closing employment matters with Parent or any Subsidiary or affiliate of Parent, including post-Closing employee benefit plans and compensation, without the prior written approval of Parent.
     5.7 Resignation of Officers and Directors. The Company shall use commercially reasonable efforts to obtain and deliver to Parent at or prior to the Closing the resignation of each officer and director of the Company effective as of the Effective Time.
     5.8 Amendment to Certificate of Incorporation. The Company shall: (a) use commercially reasonable efforts to cause to be adopted the Certificate Amendment; and (b) file the Certificate Amendment with the Secretary of State of the State of Delaware promptly after being requested to do so by Parent and cause the Certificate Amendment to take effect prior to the Effective Time.
     5.9 Directors and Officers Indemnification; Insurance.
          (a) Indemnification. Parent shall cause all rights (the “Indemnification Rights”) to exculpation, advancement of expenses and indemnification for acts or omissions occurring at or prior to the Closing (including any matters arising in connection with the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Closing, now existing in favor of the

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current or former directors or officers of the Company or its Subsidiaries in their capacities as such (the “Director and Officer Indemnitees”) as provided in the respective Charter Documents of the Company or in any agreement set forth in the Disclosure Schedule, in each case as in effect as of the date of this Agreement, to survive the Closing, to continue in full force and effect and to be satisfied as required pursuant to their terms. The Certificate of Incorporation and By-laws of the Surviving Corporation shall contain, and Parent shall cause the Certificate of Incorporation and By-laws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company than are presently set forth in the Certificate of Incorporation and By-laws of the Company. Parent hereby guarantees the obligations of the Surviving Corporation to the Director and Officer Indemnitees with respect to the Indemnification Rights.
          (b) Third Party Beneficiaries. Director and Officer Indemnitees to whom this Section 5.9 applies (and their heirs and their representatives) shall be third party beneficiaries of this Section 5.9. The provisions of this Section 5.9 are intended to be for the benefit of and enforceable by each Director and Officer Indemnitee and his or her successors, heirs or representatives. The indemnification and insurance rights provided for herein shall not be deemed exclusive of any other rights to which a Director and Officer Indemnitee is entitled, whether pursuant to Law, Contract or otherwise. The obligations set forth in this Section 5.9 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Company Indemnitee, or any Person who is a beneficiary under the policies referred to in this Section 5.9, and their heirs and representatives, without the prior written consent of such affected Company Indemnitee or other Person.
          (c) Directors’ and Officers Insurance. Prior to the Closing, the Company may purchase a “tail” insurance policy covering the Persons that are covered by the Company’s directors’ and officers’ liability insurance policy as in effect prior to the date of this Agreement, provided that the cost of purchasing such policy shall be considered and be counted as Company Transaction Expenses. Such “tail policy” shall be for a period of time not to exceed six years.
          (d) Merger or Consolidation. In the event the Company or its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, in any such case, proper provision shall be made so that the successors and assigns of the Company, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.9.
6. Conditions Precedent to Obligations of Parent and Merger Sub
     The obligations of Parent and Merger Sub to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:
     6.1 Accuracy of Representations.
          (a) Accuracy at Signing. Each of the representations and warranties made by the Company in this Agreement shall have been accurate in all material respects as of the date of this Agreement, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date; provided, however, that for purposes of determining the accuracy of such representations and warranties: (i) all materiality qualifications set forth therein limiting the scope of such representations and warranties shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

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          (b) Accuracy at Closing. Each of the representations and warranties made by the Company in this Agreement shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date; provided, however, that for purposes of determining the accuracy of such representations and warranties: (i) all materiality qualifications set forth therein limiting the scope of such representations and warranties shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.
     6.2 Performance of Covenants. All of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
     6.3 Governmental Consents. All filings with and other Consents of any Governmental Body (if any) required to be made or obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement (if any) shall have expired or been terminated and there shall not be in effect any voluntary agreement between Parent or the Company and any Governmental Body pursuant to which Parent or the Company has agreed not to consummate the Merger for any period of time.
     6.4 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Material Adverse Effect.
     6.5 Stockholder Approval. The Certificate Amendment shall have been duly approved by the Required Amendment Stockholder Votes. The adoption of this Agreement shall have been duly approved by the Required Merger Stockholder Votes. The number of shares of Company Preferred Stock that constitute (or that are or may be eligible to become) Dissenting Shares shall be less than 5% of the Company Preferred Stock outstanding immediately prior to the Closing. The number of shares of Company Common Stock that constitute (or that are or may be eligible to become) Dissenting Shares shall be less than 30% of the Company Common Stock outstanding immediately prior to the Closing.
     6.6 Certificate Amendment. The Company shall have provided Parent with evidence satisfactory to Parent that the Company has filed the Certificate Amendment with the Secretary of State of the State of Delaware and that such Certificate Amendment is in full force and effect.
     6.7 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:
          (a) Stockholder Representation Letters in the form of Exhibits B, executed by stockholders of the Company holding, in the aggregate, at least 75% of the Company Capital Stock (on an as-converted basis) immediately prior to the Closing;
          (b) agreements in the form previously agreed to by the Company and Parent (“Indebtedness Cancellation Agreements”), duly executed by all Persons to whom the Company owes any indebtedness for borrowed money (or similar indebtedness), including all holders of convertible promissory notes and all lenders under term loans and lines of credit, pursuant to which such Persons acknowledge that upon the receipt of the amounts set forth therein, all such indebtedness (including all principal, interest, penalties and other amounts) owed to such Persons will have been repaid in full;

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          (c) agreements in the form previously agreed to by the Company and Parent, duly executed by all Persons who immediately prior to the Closing hold any Company Warrants, which do not pursuant to the terms thereof automatically terminate upon the Closing, pursuant to which such Company Warrants are terminated as of the Closing;
          (d) a certificate duly executed on behalf of the Company by the chief executive officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 6.1, 6.2, 6.4, 6.5, 6.8, 6.10 and 6.11 have been duly satisfied and that the condition set forth in Section 6.12 has, to the Knowledge of the Company, been duly satisfied (the “Company Closing Certificate”);
          (e) a certificate (the “Merger Consideration Certificate”), duly executed on behalf of the Company by the chief financial officer of the Company, containing the following information and the representation and warranty of the Company that all of such information is true and accurate as of the Closing:
          (i) the aggregate amount of Company Transaction Expenses: (A) paid prior to the Closing; and (B) payable after the Closing (with respect to services performed or actions taken prior to the Closing, but excluding any Needham Post-Closing Payments);
          (ii) the amount of each component included in Current Assets of the Company as of 5:00 p.m. Eastern Time on the business day immediately preceding the Closing, the aggregate amount of such Current Assets and the aggregate amount of the Company’s Closing Cash, broken down by restricted cash and unrestricted cash;
          (iii) the amount of each component included in Current Liabilities of the Company as of 5:00 p.m. Eastern Time on the business day immediately preceding the Closing, and the aggregate amount of such Current Liabilities;
          (iv) the aggregate amount of all indebtedness for borrowed money (and similar indebtedness) of the Company outstanding as of the Closing, including any interest, penalties, prepayment penalties and other amounts accrued or due with respect thereto;
          (v) the aggregate amount due under the Company’s Cash Bonus Plan, as approved by the Company’s board of directors on March 24, 2010 and amended on June 14, 2010;
          (vi) the name and address of record of each Person who is a stockholder of the Company immediately prior to the Effective Time;
          (vii) the number of shares of Company Capital Stock of each class and series held by each such stockholder immediately prior to the Effective Time; and
          (viii) the consideration that each stockholder is entitled to receive at Closing pursuant to Section 1.5, and the consideration that each Eligible Person would be entitled to receive pursuant to Section 1.7 assuming, for purposes of the Merger Consideration Certificate only, that the $20 million referred to in Section 1.7 is paid in full.
          (f) documentation, reasonably satisfactory to Parent, in support of the calculation of the amounts set forth in the Merger Consideration Certificate;

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          (g) written resignations of all officers and directors of the Company, effective as of the Effective Time;
          (h) the Certificate of Merger, duly executed by the Company;
          (i) written acknowledgments pursuant to which the Company’s outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company, in connection with this Agreement, any of the transactions contemplated by this Agreement, acknowledges: (1) the total amount of fees, costs and expenses of any nature that is payable or has been paid to such Person in connection with this Agreement and any of the transactions contemplated by this Agreement; and (2) that it has been paid in full and is not (and will not be) owed any other amount by the Company with respect to this Agreement, the transactions contemplated by this Agreement; provided that such acknowledgements shall not be required from any such Persons with fees payable or paid under clause (1) that are less than $10,000 individually, and $30,000 in aggregate;
          (j) a legal opinion executed by Wilmer Hale in the form previously agreed to by Parent and the Company;
          (k) documentation, reasonably satisfactory to Parent, evidencing the termination of that certain Voting Agreement, dated May 4, 2010, by and among the Company and the Stockholders (as defined therein); and
          (l) the FIRPTA Statement executed by the Company.
     6.8 FIRPTA Compliance. The Company shall have filed with the Internal Revenue Service the FIRPTA Notification.
     6.9 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.
     6.10 No Legal Proceedings. No Governmental Body and no other Person shall have commenced or threatened to commence any Legal Proceeding: (a) challenging the Merger or any of the other transactions contemplated by this Agreement or seeking the recovery of damages in connection with the Merger or any of the other transactions contemplated by this Agreement; (b) seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Merger Sub or the Company; (c) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement; or (d) seeking to compel the Company, Parent or any affiliate of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.
     6.11 Net Working Capital. The Current Assets of the Company as of the Closing (as set forth in the Merger Consideration Certificate) will exceed the Current Liabilities of the Company as of the Closing (as set forth in the Merger Consideration Certificate) by a ratio of at least 1.07 to 1.
     6.12 Release of Liens. The Company shall have provided Parent with either: (a) evidence reasonably satisfactory to Parent of the release of all Encumbrances on any of the assets of the Company, except Encumbrances under capital leases; or (b) signed documentation (including appropriate UCC-3 termination statements) reasonably satisfactory to Parent pursuant to which any Encumbrances on any of

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the assets of the Company, except Encumbrances under capital leases, will be released promptly after receipt of payment of the outstanding amounts due under applicable loan agreements and similar documents with the Company.
     6.13 Section 280G Stockholder Approval. One of the following shall have occurred: (a) any agreements, contracts or arrangements that may result, separately or in the aggregate, in a Section 280G Payment shall have been approved by such number of stockholders of the Company as is required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and all applicable regulations (whether proposed or final) relating to Section 280G of the Code, or (b) each Person who would otherwise have been entitled to any such payments or benefits shall have duly executed and delivered to Parent the waiver referred to in Section 5.2(c).
7. Conditions Precedent to Obligations of the Company
     The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:
     7.1 Accuracy of Representations.
          (a) Accuracy at Signing. Each of the representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate in all material respects as of the date of this Agreement other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality qualifications set forth therein limiting the scope of such representations and warranties shall be disregarded.
          (b) Accuracy at Closing. Each of the representations and warranties made by Parent and Merger Sub in this Agreement shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality qualifications set forth therein limiting the scope of such representations and warranties shall be disregarded.
     7.2 Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
     7.3 Stockholder Approval. This Agreement shall have been duly adopted by the Required Merger Stockholder Votes.
     7.4 Documents. The Company shall have received a certificate duly executed on behalf of Parent by an officer of Parent and containing the representation and warranty of Parent that the conditions set forth in Section 7.1 and 7.2 have been satisfied.
     7.5 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent

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jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.
8. Termination
     8.1 Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption of this Agreement by the Company’s stockholders):
     (a) by the mutual written consent of Parent and the Company;
     (b) by Parent if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on October 31, 2010 (the “Outside Date”) (other than as a result of any failure on the part of Parent to comply with or perform any covenant or obligation of Parent or Merger Sub set forth in this Agreement or in any other agreement or instrument delivered to the Company in connection with the transactions contemplated by this Agreement);
     (c) by the Company if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on October 31, 2010 (other than as a result of any failure on the part of the Company or any of the stockholders of the Company to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Parent in connection with the transactions contemplated by this Agreement);
     (d) by either Parent or the Company if: (i) a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Body that would make consummation of the Merger illegal;
     (e) by Parent if: (i) any of the representations and warranties of the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 6.1 would not be satisfied; or (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company through the use of reasonable efforts within 30 days after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 8.1(e) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Company Cure Period);
     (f) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1 would not be satisfied; or (ii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations and

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warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent through the use of reasonable efforts within 30 days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 8.1(f) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent, during the Parent Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period); or;
(g)	by Parent, if the Required Merger Stockholder Votes or the Required Amendment Stockholder Votes are not obtained within one day after the date of this Agreement.
     8.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 8.1, Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 8.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.
     8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate without any liability of any party to the other parties; provided, however, that: (a) none of the Company or Parent shall be relieved of any obligation or liability set forth in this Section 8.3 or arising from any prior deliberate and willful breach of any covenants contained in this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10; and (c) the parties shall, in all events, remain bound by and continue to be subject to Section 5.3 and the Confidentiality Agreement.
9.	Indemnification, Etc.
     9.1 Survival of Representations, Etc.
          (a) Company Representations. Subject to Section 9.1(c), the representations and warranties made by the Company in Section 2 of this Agreement and the representations and warranties set forth in the Company Closing Certificate and the Merger Consideration Certificate shall survive the Effective Time and shall expire at 5:00 p.m. Pacific Time on the 548th day following the Closing Date (the “Termination Time”); provided, however, that if, at any time prior to the Termination Time, any Indemnitee delivers to the Stockholders’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Termination Time until such time as such claim is fully and finally resolved. For the avoidance of doubt, subject to Section 9.1(c), no claims may be brought for a breach of any representation or warranty of the Company after the Termination Time.
          (b) Parent Representations. Subject to Section 9.1(c), the representations and warranties made by Parent and Merger Sub in Section 3 of this Agreement shall survive the Effective Time and shall expire on the Termination Time; provided, however, that if, at any time prior to the Termination Time, the Stockholders’ Agent delivers to the Parent a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Termination Time until such time as such claim is fully and finally resolved. For the avoidance of

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doubt, subject to Section 9.1(c), no claims may be brought for a breach of any representation or warranty of Parent or Merger Sub after the Termination Time.
          (c) Intentional Misrepresentation; Fraud. Notwithstanding anything to the contrary contained in Section 9.1(a) and Section 9.1(b), the limitations set forth in Section 9.1(a) and Section 9.1(b) shall not apply in the case of claims based upon intentional misrepresentation or fraud.
          (d) Representations Not Limited. The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives.
          (e) General Survival. It is the express intent of the parties that, if the applicable survival period for an item as contemplated by this Section 9.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 9.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.
     9.2 Indemnification.
          (a) Indemnification. From and after the Effective Time (but subject to the provisions of this Section 9), each Eligible Person (collectively, the “Indemnitors”), severally and not jointly, shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are directly or indirectly suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise directly or indirectly become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise directly or indirectly from or as a result of:
          (i) any inaccuracy in or breach of any representation or warranty made by the Company in Section 2 of this Agreement as of the date of this Agreement (without giving effect to: (A) any materiality or similar qualification limiting the scope of such representation or warranty; or (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
          (ii) any inaccuracy in or breach of any representation or warranty made by the Company: (A) in Section 2 of this Agreement as if such representation or warranty was made on and as of the Closing; or (B) in the Company Closing Certificate (in each case, without giving effect to: (1) any materiality or similar qualification limiting the scope of such representation or warranty; or (2) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
          (iii) any inaccuracy in or breach of any representation or warranty set forth in the Merger Consideration Certificate;
          (iv) any breach of any covenant or obligation of the Company in this Agreement; or

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          (v) the exercise by any stockholder of the Company of such stockholder’s appraisal rights under the DGCL for any amount in excess of what would have otherwise been payable by Parent to such stockholder in accordance with this Agreement.
          (b) Damage to Parent. The parties acknowledge and agree that, if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred such Damages as a result of and in connection with such inaccuracy or breach (it being, understood, however, that the Indemnitees shall not be entitled to recover more than once for the same Damages).
     9.3 Limitations.
          (a) Threshold/Deductible. Subject to Section 9.3(b), the Indemnitors shall not be required to make any indemnification payment pursuant to Section 9.2(a)(i) or Section 9.2(a)(ii) for any inaccuracy in or breach of any representation or warranty in this Agreement (other than the representations and warranties contained in Sections 2.4(d) and 2.4(e)): (i) unless the amount of Damages from any individual inaccuracy or breach (or multiple inaccuracies or breaches of the same representation or warranty) (without giving effect to any materiality or similar qualifications limiting the scope of the representations and warranties) exceeds $10,000 (a “Qualifying Claim”); and (ii) until such time as the total amount of all Damages for all Qualifying Claims arising pursuant Section 9.2(a)(i) and Section 9.2(a)(ii) (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other Qualifying Claims resulting from inaccuracies or breaches of any representations or warranties) that have been directly or indirectly suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise directly or indirectly become subject, exceeds $150,000 in the aggregate (the “Deductible”). If the total amount of such Damages exceeds the Deductible, then the Indemnitees shall only be entitled to be indemnified against and compensated and reimbursed for the portion of such Damages exceeding the Deductible.
          (b) Applicability of 9.3(a) Limitations. The limitations set forth in Section 9.3(a) shall not apply: (i) in the case of intentional misrepresentation or fraud; (ii) to the representations and warranties contained in Sections 2.4(d) and 2.4(e); or (iii) to the matters referred to in Sections 9.2(a)(iii), 9.2(a)(iv) and 9.2(a)(v).
          (c) Liability Cap. Subject to Section 9.3(d), the maximum liability of the Indemnitors with respect to the matters referred to in Section 9.2 shall be any amounts paid or payable (and the value at the time of issuance of any shares of Parent Common Stock issued or issuable) pursuant to Section 1.7.
          (d) Applicability of Liability Cap. The limitations set forth in Section 9.3(c) shall not apply in the case of intentional misrepresentation or fraud.
     9.4 No Contribution. Each Indemnitor waives, and acknowledges and agrees that he shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against Merger Sub or the Company in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement or any other agreement or document delivered to Parent in connection with this Agreement.

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     9.5 Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against Merger Sub, the Company, Parent or any other Person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to Section 9, Parent shall have the right, at its election, to proceed with the defense of any such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Stockholders’ Agent. If Parent so proceeds with the defense of any such claim or Legal Proceeding:
          (a) subject to the other provisions of Section 9, all reasonable fees and expenses relating to the defense of any such claim or Legal Proceeding shall be borne and paid exclusively by the Indemnitors;
          (b) each Indemnitor shall make available to Parent any documents and materials in his possession or control that may be necessary to the defense of any such claim or Legal Proceeding; and
          (c) Parent shall have the right to settle, adjust or compromise any such claim or Legal Proceeding; provided, however, that if Parent settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Stockholders’ Agent, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnitee in connection with such claim or Legal Proceeding (it being understood that: (i) if Parent requests that the Stockholders’ Agent consent to a settlement, adjustment or compromise, the Stockholders’ Agent shall not unreasonably withhold or delay such consent; and (ii) if Parent pursues a claim against the Indemnitors with respect to any matter for which Parent enters into a settlement, adjustment or compromise without the consent of the Stockholders’ Agent and such claim is submitted to arbitration under Exhibit C, both the Stockholders’ Agent and Parent shall be entitled to provide to the arbitrator, and the arbitrator shall take into account, evidence with respect to why the amount of the settlement, adjustment or compromise should not (or should) have a bearing on the amount of Damages to which the Indemnitees are entitled, which evidence may evidence with respect to the Stockholders’ Agent’s views as to why Parent entered into such settlement, adjustment or compromise (e.g., to avoid a dispute with a major customer of Parent)).
Parent shall give the Stockholders’ Agent prompt notice of the commencement of any such Legal Proceeding against Parent, Merger Sub or the Company; provided, however, that any failure on the part of Parent to so notify the Stockholders’ Agent shall not limit any of the obligations of the Indemnitors under Section 9 (except to the extent such failure materially prejudices the defense of such Legal Proceeding). If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Stockholders’ Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Parent; provided, however, that the Stockholders’ Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld or delayed).
     9.6 Setoff. Subject to the other provisions of this Section 9, Parent shall have the right to withhold and deduct any sum that may be owed to any Indemnitee under this Section 9 from any amount otherwise payable by any Indemnitee to any Indemnitor pursuant to Section 1.7.
     9.7 Sole and Exclusive Remedy. Except with respect to claims based on intentional misrepresentation or fraud and the right of a Party to seek specific performance for a breach or threatened breach of covenant as provided in Section 10.10, after the Closing, the indemnification rights of the Indemnitees under this Section 9 shall be the exclusive remedies of the Indemnitees with respect to claims resulting from any breach of any representation or warranty or failure to perform any covenant or agreement contained in this Agreement.

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10. Miscellaneous Provisions
     10.1 Stockholders’ Agent.
          (a) Appointment. By virtue of the adoption of this Agreement and receipt of the benefits thereof, including the right to receive consideration payable in connection with the Merger, the Eligible Persons irrevocably nominate, constitute and appoint Shareholder Representative Services LLC as the agent and true and lawful attorney in fact of the Eligible Persons (the “Stockholders’ Agent”), with full power of substitution, to act in the name, place and stead of the Eligible Persons for purposes of executing any documents and taking any actions that the Stockholders’ Agent may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with any matter set forth in this Agreement, including any matters referred to in Section 1.7, any claims for indemnification, compensation or reimbursement under Section 9 and in connection with any of the procedures set forth on Exhibit C. Shareholder Representative Services LLC hereby accepts its appointment as Stockholders’ Agent. No Eligible Persons shall have any cause of action against the Stockholders’ Agent for any action taken, decision made or instruction given by the Stockholders’ Agent under this Agreement, except for fraud or willful breach of this Agreement by the Stockholders’ Agent. The Eligible Persons shall indemnify, defend and hold harmless the Stockholders’ Agent and its successors and assigns from and against any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Stockholders’ Agent pursuant to the terms of this Agreement, except for fraud or willful breach of this Agreement by the Stockholders’ Agent.
          (b) Authority. The Eligible Persons grant to the Stockholders’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Eligible Persons (in the name of any or all of the Eligible Persons or otherwise) any and all documents that the Stockholders’ Agent may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Stockholders’ Agent may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 10.1(a). Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby: (i) each Indemnitee shall be entitled to deal exclusively with the Stockholders’ Agent on all matters relating to this Agreement, including any matters referred to in Section 1.7, any claim for indemnification, compensation or reimbursement under Section 9 and in connection with any of the procedures set forth on Exhibit C; and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Eligible Persons by the Stockholders’ Agent, and on any other action taken or purported to be taken on behalf of any stockholder by the Stockholders’ Agent, as fully binding upon such stockholder. Each Eligible Person hereby agrees to receive correspondence from the Stockholders’ Agent, including in electronic form.
          (c) Power of Attorney. The Eligible Persons recognize and intend that the power of attorney granted in Section 10.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Stockholders’ Agent; and (iii) shall survive the death or incapacity of each of the Eligible Persons.
          (d) Replacement. If the Stockholders’ Agent shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, the Eligible Persons shall (by consent of those Persons entitled to at least a majority of the Merger Consideration), within 10 days after such death, disability or inability, appoint a successor to the Stockholders’ Agent (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Stockholders’ Agent as Stockholders’ Agent hereunder. If for any

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reason there is no Stockholders’ Agent at any time, all references herein to the Stockholders’ Agent shall be deemed to refer to the Eligible Persons.
     10.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.
     10.3 Fees and Expenses. Subject to Section 1, Section 9, Section 10.1(a) and Exhibit C, each party to this Agreement shall bear and pay all third party fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the Merger; provided, however, that the stockholders of the Company shall bear and pay all such fees, costs and expenses that have been incurred or that are incurred by or on behalf of the Company.
     10.4 Attorneys’ Fees. If any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).
     10.5 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent via facsimile with confirmation of receipt, when transmitted and receipt is confirmed; (c) if sent by electronic mail, telegram, cablegram or other electronic transmission, upon delivery; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):
          If to Parent or Merger Sub:
Oclaro, Inc.
2584 Junction Avenue
San Jose, CA 95134
Attention: General Counsel
Facsimile: (408) 904-4913
Email: kate.rundle@oclaro.com
          If to the Company:
Mintera Corporation
35 Nagog Park
Acton, MA 01720
Attention: Terence Unter
Facsimile: (978) 635-1382
Email: Terry.Unter@mintera.com

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          with a copy (which shall not constitute notice) to:
WilmerHale
60 State Street
Boston, MA 02109
Attention: Philip P. Rossetti
Facsimile: (617) 526-5000
Email: philip.rossetti@wilmerhale.com
          If to the Stockholders’ Agent:
Shareholder Representative Services LLC
601 Montgomery Street, Suite 2020
San Francisco, CA 94111
Attention: Managing Director
Facsimile: (415) 962-4147
Email: deals@shareholderrep.com
          with a copy (which shall not constitute notice) to:
WilmerHale
60 State Street
Boston, MA 02109
Attention: Philip P. Rossetti
Facsimile: (617) 526-5000
Email: philip.rossetti@wilmerhale.com
     10.6 Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
     10.7 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.
     10.8 Governing Law; Dispute Resolution.
          (a) Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).
          (b) Venue. Except as otherwise provided in Section 10.8(c), any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including a Legal Proceeding based upon intentional misrepresentation or fraud) may be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State

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of Delaware (and each appellate court located in the State of Delaware) in connection with any such Legal Proceeding; (ii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Legal Proceeding commenced in any state or federal court located in the State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.
          (c) Indemnification Claims. Any claim for indemnification, compensation or reimbursement pursuant to Section 9 (and, at the option of any Indemnitee, any claim based upon intentional misrepresentation or fraud relating to this Agreement or the Merger after the Closing) shall be brought and resolved exclusively in accordance with Exhibit C it being understood that, for the avoidance of doubt and without limiting any portion of Section 10.8(b): (i) at the option of any Indemnitee, any claim based upon intentional misrepresentation or fraud may be brought and resolved in accordance with Section 10.8(b) rather than in accordance with Exhibit C; and (ii) nothing in this Section 10.8(c) shall prevent any party hereto from seeking preliminary injunctive relief from a court of competent jurisdiction).
     10.9 Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); and (c) Merger Sub and its successors and assigns (if any). This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Merger Sub; (iv) the other Indemnitees; (v) the Director and Officer Indemnitees (to the extent set forth in Section 5.9); and (vi) the respective successors and assigns (if any) of the foregoing. After the Closing Date, Parent may freely assign any or all of its rights under this Agreement (including its indemnification rights under Section 9), in whole or in part, to any affiliate of Parent without obtaining the consent or approval of any other party hereto or of any other Person; provided that in connection with such assignment, Parent and such affiliate shall deliver a written instrument to the Stockholders’ Agent and (if such assignment occurs prior to the Closing Date) the Company, whereby (a) such affiliate shall agree in writing to be bound by all of the terms and conditions of this Agreement and (b) Parent shall agree in writing that Parent guarantees the performance of such affiliate’s obligations hereunder and shall be responsible for any breach of this Agreement by such affiliate.
     10.10 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other party to this Agreement: (a) such other party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.
     10.11 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set

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forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
     10.12 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any Legal Proceeding arising out of or related to this Agreement or the transactions contemplated hereby.
     10.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of all parties hereto; and (b) after the Closing Date, on behalf of Parent and the Stockholders’ Agent (acting exclusively for and on behalf of all of the Eligible Persons).
     10.14 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.
     10.15 Parties-in-Interest. Except for the provisions of Section 9 and as set forth in Section 10.9, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any). Without limiting the generality of the foregoing, no Company Employee shall have any rights or remedies (except as Eligible Persons and/or Director and Officer Indemnitees) under any of the provisions of this Agreement (including Section 5.5).
     10.16 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof (including the No-Shop Agreement); provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Effective Time; or (b) the date on which such Confidentiality Agreement is terminated in accordance with its terms.
     10.17 Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein permitting such disclosure, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify the particular representation or warranty set forth in the corresponding numbered or lettered section herein and any other parts to the extent reasonably apparent that such disclosure is applicable to such other parts. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Company’s business, has or would have a Material Adverse Effect or is outside the ordinary course of business.
     10.18 Construction.
          (a) Gender; Etc. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless indicated otherwise, terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. Whenever the words “include”, “includes”,

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“including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. The use of “or” is not intended to be exclusive unless expressly indicated otherwise.
          (b) Ambiguities. Each party hereto acknowledges that it and its attorney has reviewed this Agreement and agrees that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
          (c) Including. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
          (d) References. All article, section, schedule, exhibit and annex references used in this Agreement are to articles, sections, schedules, exhibits and annexes to this Agreement unless otherwise specified. All terms defined in this Agreement shall have their defined meanings when used in any Annex, Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The schedules, exhibits and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The table of contents and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
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     The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Oclaro, Inc., a Delaware corporation
By:	/s/ Alain Couder
	Name:	Alain Couder
	Title:	President and Chief Executive Officer

Nikko Acquisition Corp., a Delaware corporation
By:	/s/ Jerry Turin
	Name:	Jerry Turin
	Title:	President and Chief Financial Officer

Mintera Corporation, a Delaware corporation
By:	/s/ Terence Unter
	Name:	Terence Unter
	Title:	Chief Executive Officer

Shareholder Representative Services LLC, solely in its capacity as the Stockholders’ Agent
By:	/s/ Mark B. Vogel
	Name:	Mark B. Vogel
	Title:	Managing Director

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EXHIBIT A
CERTAIN DEFINITIONS
     For purposes of the Agreement (including this Exhibit A):
     Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions involving:
     (a) the sale, license or disposition of all or a material portion of the business or assets of the Company;
     (b) the issuance, disposition or acquisition of: (i) any capital stock or other equity security of the Company (other than Company Capital Stock issued upon exercise of Company Options or Company Warrants outstanding as of the date of the Agreement); (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, unit or other equity security of the Company (other than stock options granted to employees of the Company in routine transactions in accordance with Section 4.2 of the Agreement); or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of the Company; or
     (c) any merger, consolidation, business combination, reorganization or similar transaction involving the Company;
provided, however, that each of the following shall not be deemed to be an “Acquisition Transaction”: (A) the grant of stock options by the Company to its employees and consultants in the ordinary course of business if such grant: (1) is made pursuant to the Company’s 2010 Stock Incentive Plan; (2) is consistent with the Company’s past practices; and (3) does not provide for acceleration of vesting in connection with or following the Merger; (B) the issuance of stock by the Company to its employees, directors, consultants or others upon the valid exercise of outstanding Company Options and Company Warrants to acquire capital stock; (C) the issuance of stock by the Company to holders of Company Warrants that are outstanding as of the execution of the Agreement upon exercise of such Company Warrants in accordance with their terms; and (D) the issuance of any equity, debt or convertible debt to existing stockholders of the Company, on terms customary in light of the circumstances, in order to provide funds for operations, to the extent permitted by the Agreement; and (E) the issuance of any debt or equity securities to financial lending institutions, on terms customary in light of the circumstances, in order to provide funds for operations, including renewals or extensions of exiting lines, to the extent permitted by the Agreement.
     Aggregate Indebtedness Amount. “Aggregate Indebtedness Amount” shall mean the aggregate amount (including all principal, interest, penalties and other amounts) payable by the Company as of the Closing to all Persons from whom the Company has incurred indebtedness for borrowed money (or similar indebtedness), including Silicon Valley Bank and Velocity Financial Group, Inc.; provided, however, that capital leases shall not be included in “Aggregate Indebtedness Amount.”
     Aggregate Share Number. “Aggregate Share Number” shall mean the sum of: (a) the total number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the total number of shares of Company Common Stock that are issuable upon the conversion of any shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time.

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     Aggregate Upfront Merger Consideration. “Aggregate Upfront Merger Consideration” shall mean: (a) $12,000,000; plus (b) the Company’s Closing Cash; minus (c) the Aggregate Indebtedness Amount; minus (d) the aggregate amount due to Persons eligible to receive a payment under the Company’s Cash Bonus Plan, as approved by the Company’s board of directors on March 24, 2010 and amended on June 14, 2010; minus (e) the aggregate amount of Company Transaction Expenses: (i) paid prior to the Closing; and (ii) payable at or after the Closing (with respect to services performed or actions taken prior to the Closing, but excluding any Needham Post-Closing Payments), as set forth in the Merger Consideration Certificate; minus (f) $115,000 in respect of payments due under certain bonus plans of the Company; minus (g) any amounts that, as of the Closing, remain payable with respect to the Specified Settlement.
     Agreement. “Agreement” shall mean the Agreement of Merger to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.
     Business Day. “Business Day” shall mean any day that is not a Saturday, Sunday or legal holiday in New York City or a federal holiday in the United States.
     Certificate Amendment. “Certificate Amendment” shall mean the Certificate of Amendment of Restated Certificate of Incorporation of the Company in the form attached hereto as Exhibit D.
     Closing Cash. “Closing Cash” shall mean, as of 5:00 pm Eastern Time on the business day immediately preceding the Closing: (a) the Company’s unrestricted cash (it being understood that for the purposes of this definition, the Security Deposit shall not be included as “unrestricted cash”); and (b) $250,000 in restricted cash in the Company’s escrow account with Silicon Valley Bank (account number 3300701381).
     Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.
     Company Capital Stock. “Company Capital Stock” shall mean the shares of Company Common Stock and Company Preferred Stock.
     Company Common Stock. “Company Common Stock” shall mean the shares of common stock of the Company, par value $0.001 per share.
     Company Contract. “Company Contract” shall mean any Contract: (a) to which the Company is a party; (b) by which the Company or any of its assets is or may, by existing binding commitment, become bound or under which the Company has, or may, by existing binding commitment, become subject to, any obligation; or (c) under which the Company has or may, under existing binding commitment, acquire any right or interest.
     Company Employee. “Company Employee” shall mean any current or former employee, independent contractor or director of the Company.
     Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract between the Company, on the one hand, and any Company Employee, on the other hand, other than any such management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract with a Company Employee which is terminable “at will” without any obligation on the part of the Company to make any payments or provide any benefits in connection with such termination.

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     Company Employee Plan. “Company Employee Plan” shall mean any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, that is currently maintained, contributed to, or required to be contributed to, by the Company for the benefit of any Company Employee, or with respect to which the Company has any liability or obligation, excluding any Company Employee Agreement.
     Company IP. “Company IP” shall mean all Intellectual Property and Intellectual Property Rights in which the Company has (or purports to have) an ownership interest or an exclusive license or similar exclusive right.
     Company IP Contract. “Company IP Contract” shall mean any Contract to which the Company is or was a party or by which the Company is or was bound, that contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP or any Intellectual Property developed by, with or for the Company.
     Company Option. “Company Option” shall mean each option to purchase shares of Company Capital Stock (or exercisable for cash) outstanding under the Company Option Plans or otherwise.
     Company Option Plans. “Company Option Plans” shall mean the Company’s 2000 Restated Stock Incentive Plan (the “2000 Plan”) and 2010 Stock Incentive Plan (the “2010 Plan”).
     Company Preferred Stock. “Company Preferred Stock” shall mean the shares of Series 1 Convertible Preferred Stock, having a par value of $0.001 per share.
     Company Privacy Policy. “Company Privacy Policy” shall mean each external or internal, past or present privacy policy of the Company, including any policy relating to: (a) the privacy of users of any website owned or operated by the Company; (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data; and (c) any employee information.
     Company Transaction Expenses. “Company Transaction Expenses” shall mean all third party fees, costs, expenses, payments, expenditures or Liabilities of the Company (including those described in Section 10.3 of the Agreement), whether incurred prior to the date of the Agreement, during the Pre-Closing Period or at the Effective Time, and whether or not invoiced prior to the Effective Time, that relate to the Agreement, any of the transactions contemplated by the Agreement, including any fees, costs or expenses payable to the Company’s outside legal counsel or to any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company, in connection with the Agreement, any of the transactions contemplated by the Agreement or the process resulting in such transactions.
     Company Warrant. “Company Warrant” shall mean each warrant to purchase shares of Company Capital Stock (or exercisable for cash).
     Confidentiality Agreement. “Confidentiality Agreement” shall mean that certain Nondisclosure Agreement dated June 15, 2009 between Parent and the Company, as amended to date.
     Consent. “Consent” shall mean any approval, clearance, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

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     Contaminant. “Contaminant” includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release into the Environment presents a danger to the Environment or to the health or safety or welfare of any Person.
     Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.
     Current Assets. “Current Assets” shall mean $40,702 in restricted cash (consisting of the Security Deposit), accounts receivable (net of an allowance for doubtful accounts), prepaid expenses and inventory (net of allowance for excess and obsolete inventory) of the Company, in each case determined in accordance with GAAP applied on a basis consistent with that applied in the Company Financial Statements.
     Current Liabilities. “Current Liabilities” shall mean: (a) all accounts payable, accrued expenses, accrued payroll, sales taxes payable, payroll payable, income taxes payable, current portion of capital leases and other current liabilities of the Company; plus (b) all amounts accrued, billed and due to ClariPhy Communications, Inc. or any of its affiliates, in each case determined in accordance with GAAP applied on a basis consistent with that applied in the Company Financial Statements; provided, however, that Current Liabilities shall not include: (i) the Aggregate Indebtedness Amount; (ii) the aggregate amount due to Persons eligible to receive a payment under the Company’s Cash Bonus Plan, as approved by the Company’s board of directors on March 24, 2010 and amended on June 14, 2010; (iii) any Company Transaction Expenses taken into account in determining the Aggregate Upfront Merger Consideration; (iv) any portion of the $115,000 in respect of payments due under certain bonus plans of the Company; or (v) any amounts that, as of the Closing, remain payable with respect to the Specified Settlement.
     Damages. “Damages” shall mean any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including reasonable costs of investigation) or expense of any nature (including any consequential, incidental, direct, indirect and special damages) (it being understood that: (a) to the extent that any Indemnitee actually receives any recovery from insurance policies procured by the Company prior to the Closing, such recovery, offset by any costs relating to such recovery, including premium increases, shall reduce the amount of Damages recoverable by the Indemnitees with respect to such matter; and (b) no Indemnitee shall have any obligation to make a claim under, or otherwise pursue, any such insurance policies).
     Disclosure Schedule. “Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Company and prepared in accordance with Section 10.17 of the Agreement.
     Eligible Person. “Eligible Person” shall mean: (A) a holder of shares of Company Capital Stock immediately prior to the Effective Time that does not perfect its dissenters’ rights; and (B) a Person who holds vested Company Options immediately prior to the Effective Time.
     Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim or restriction of any nature, other than: (i) mechanic’s materialmen’s, and similar liens; (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation; (iii) liens on good in transit incurred pursuant to documentary letters of credit; and (iv) liens for current Taxes not yet due and payable and

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liens for Taxes being contested in good faith by appropriate proceedings (and for which there are adequate accruals, in accordance with GAAP).
     Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
     Environment. “Environment” includes: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.
     Environmental Law. “Environmental Law” shall mean: (a) the common law; and (b) all Legal Requirements, by-laws, orders, instruments, directives, decisions, injunctions and judgments of any government, local government, international, supranational, executive, administrative, judicial or regulatory authority or agency and all approved codes of practice (whether voluntary or compulsory), in any case, relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant or to the packaging of any product, and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto).
     Environmental Licenses. “Environmental License” means any Consent or Governmental Approval required by or pursuant to any applicable Environmental Laws.
     Environmental Release. “Environmental Release” means the spilling, leaking, pumping, pouring, emitting, releasing, emptying, discharging, injecting, escaping, leaching, dumping, leaving, discarding or disposing of any Contaminant into or upon the Environment.
     GAAP. “GAAP” shall mean generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.
     Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.
     Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other similar jurisdiction; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).
     Indemnitees. “Indemnitees” shall mean the following Persons: (a) Parent; (b) Parent’s current and future affiliates (including Merger Sub and, following the Merger, the Surviving Corporation); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the

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respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above; provided, however, that the Eligible Persons shall not be deemed to be “Indemnitees.”
     Information Statement. “Information Statement” shall mean a statement prepared by the Company and relating to the vote by the stockholders of the Company on the adoption of the Agreement and the approval of the Certificate Amendment and the other transactions contemplated by the Agreement.
     Intellectual Property. “Intellectual Property” shall mean sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).
     Intellectual Property Rights. “Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.
     Knowledge. An individual shall be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any Person identified on Annex I to this Exhibit A has Knowledge of such fact or other matter.
     Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
     Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
     Liability. “Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
     Made Available. “Made Available” shall mean, with respect to any documents or other materials relating to the Company, that such documents or other materials were actually delivered by the Company to Parent, its counsel or its designated accountants, or were uploaded in the electronic data

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room organized by the Company in connection with the diligence investigation conducted by Parent no later than 11:59 pm Eastern Time on Friday, July 16, 2010.
     Material Adverse Effect. “Material Adverse Effect” shall mean any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is, or would reasonably be expected to be or to become, materially adverse to the business, condition, assets, capitalization, Intellectual Property, Liabilities, operations, results of operations, financial performance or prospects of the Company; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect”: (a) Effects that generally affect the industries in which the Company operates (including legal and regulatory changes) to the extent that such Effects do not disproportionately affect the Company; (b) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets generally to the extent that such Effects do not disproportionately affect the Company; or (c) Effects primarily resulting from the reduction in the Company’s cash from the amount stated on the Unaudited Interim Balance Sheet resulting from the operation of the Company in the ordinary course of business.
     Merger Consideration. “Merger Consideration” shall mean the consideration that: (a) a holder of shares of Company Capital Stock who does not perfect his, her or its appraisal rights under the DGCL is entitled to receive in exchange for such shares of Company Capital Stock pursuant to Section 1.5 and Section 1.7; and (b) the consideration that a holder of Company Options is entitled to receive pursuant to Section 1.7.
     Needham Post-Closing Payment. “Needham Post-Closing Payment” shall mean any amounts owed by the Surviving Corporation to Needham & Company, LLC with respect to a Post-Closing Payment (as defined in Section 1.7) pursuant to that certain Letter Agreement, dated January 18, 2010, by and between the Company and Needham & Company, LLC.
     No-Shop Agreement. “No-Shop Agreement” shall mean that certain No-Shop Agreement dated June 30, 2010 between Parent and the Company.
     Open Source Code. “Open Source Code” shall mean any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.
     Parent Common Stock. “Parent Common Stock” shall mean the common stock, par value $0.01 per share, of Parent.
     Person. “Person” shall mean any individual, Entity or Governmental Body.
     Personal Data. “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.
     Recapitalization. “Recapitalization” shall mean: (a) the conversion of all of the Company’s: (i) Series A Convertible Preferred Stock, par value $0.01 per share; (ii) Series A-4 Convertible Preferred Stock, par value $0.01 per share; (iii) Series B Convertible Preferred Stock, par value $0.01 per share; (iv) Series C Convertible Preferred Stock, par value $0.01 per share; and (v) Series C-1 Convertible Preferred

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Stock, par value $0.01 per share, issued and outstanding as of May 3, 2010, into Company Common Stock; (b) the one-for-9.91817506 reverse stock split of Company Common Stock, pursuant to which each 9.9187506 shares of Company Common Stock issued and outstanding or held in the treasury of the Company were automatically combined, reclassified as and converted into one fully paid and non-assessable share of Company Common Stock as of May 4, 2010; and (c) the issuance by the Company of shares of Series 1 Convertible Preferred Stock on May 4, 2010.
     Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights, registered trademarks and all applications for any of the foregoing.
     Related Party. “Related Party” shall mean: (a) each individual who is an officer or director of the Company; (b) each member of the immediate family of each of the individuals referred to in clauses “(a),” above; and (c) any trust or other Entity (other than the Company) in which any one of the Persons referred to in clauses “(a)” and “(b)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.
     Representatives. “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.
     Series 1 Convertible Preferred Stock. “Series 1 Convertible Preferred Stock” shall mean the shares of Series 1 Convertible Preferred Stock of the Company.
     Specified Settlement. “Specified Settlement” shall mean the matter described on Schedule A to the Agreement.
     Subsidiary. An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
     Tax. “Tax” includes all forms of taxation and statutory, governmental, supra-governmental, state, principal, local government or municipal impositions, duties, contributions, charges and levies in the nature of a tax, whenever imposed, and all penalties, charges, surcharges, costs, expenses and interest relating thereto and without limitation all employment taxes and any deductions or withholdings of any sort regardless of whether any such taxes, impositions, duties, contributions, charges and levies are chargeable directly or primarily against or attributable directly or primarily to the Company, or any other person and of whether any amount in respect of any of them is recoverable from any other person.
     Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
     Upfront Per Share Merger Consideration Amount. “Upfront Per Share Merger Consideration Amount” shall mean the amount, if any, determined by dividing (a) the amount, if any, by which: (i) the Aggregate Upfront Merger Consideration; exceeds (ii) the amount determined by multiplying the Per

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Share Liquidation Preference by the number of shares of Series 1 Convertible Preferred Stock outstanding immediately prior to the Effective Time; by (b) the Aggregate Share Number.
     User Data. “User Data” shall mean any Personal Data or other data or information collected by or on behalf of the Company from users of any website owned or operated by the Company.

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ANNEX I TO EXHIBIT A
PERSONS WHOSE KNOWLEDGE IS IMPUTED TO THE COMPANY
Terence Unter
John Anselmi
Pavel Mamyshev

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EXHIBIT B
STOCKHOLDER REPRESENTATION LETTER

B-1

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EXHIBIT C
DISPUTE RESOLUTION PROCEDURES
     Subject to the provisions of Section 10.8(c) of the Agreement, any claim for indemnification, compensation or reimbursement pursuant to Section 9 of the Agreement (and, at the option of any Indemnitee, any other claim for a monetary remedy, such as in the case of a claim based upon intentional misrepresentation or fraud, relating to the Agreement or the Merger after the Closing) shall be brought and resolved exclusively as follows:
          (a) If any Indemnitee has or claims in good faith to have incurred or suffered Damages for which it is or may be entitled to indemnification, compensation or reimbursement under Section 9 of the Agreement or for which it is or may otherwise be entitled to a monetary remedy relating to the Agreement or the Merger, such Indemnitee may deliver a claim notice (a “Claim Notice”) to the Stockholders’ Agent. Each Claim Notice shall: (i) state that the Indemnitee believes in good faith that the Indemnitee is entitled to indemnification, compensation or reimbursement under Section 9 of the Agreement or is or may otherwise be entitled to a monetary remedy relating to the Agreement or the Merger; (ii) contain a brief description of the facts and circumstances supporting the Indemnitee’s claim; and (iii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Indemnitee claims to be entitled (the aggregate amount of such estimate, as it may be modified by the Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”).
          (b) During the 20-business day period commencing upon receipt by the Stockholders’ Agent of a Claim Notice from an Indemnitee (the “Dispute Period”), the Stockholders’ Agent may deliver to the Indemnitee a written response (the “Response Notice”) in which the Stockholders’ Agent: (i) agrees that the full Claimed Amount is owed to the Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to the Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or "(iii)” of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Stockholders’ Agent’s claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be (any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Indemnitee’s Claim Notice being referred to as the “Contested Amount”). If a Response Notice is not received by the Indemnitee from the Stockholders’ Agent prior to the expiration of the Dispute Period, then the Stockholders’ Agent shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to the Indemnitee.
          (c) If the Stockholders’ Agent in its Response Notice agrees that the full Claimed Amount is owed to the Indemnitee, or if no Response Notice is received by the Indemnitee from the Stockholders’ Agent prior to the expiration of the Dispute Period, the Indemnitors shall, within 10 business days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, pay the Claimed Amount to the Indemnitee (including by authorizing Parent to withhold and retain the Claimed Amount pursuant to Section 1.7(h) of the Agreement).
          (d) If the Stockholders’ Agent in the Response Notice agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee (the “Agreed Amount”), the Indemnitors shall, within 10 business days following the delivery of such Response Notice, pay the Agreed Amount to the Indemnitee to the extent such Agreed Amount has not been withheld and retained pursuant to Section 1.7(h) of the Agreement.

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          (e) If any Response Notice expressly indicates that there is a Contested Amount, the Stockholders’ Agent and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Stockholders’ Agent and the Indemnitee resolve such dispute, such resolution shall be binding on the Stockholders’ Agent, the Indemnitors and such Indemnitee and a settlement agreement stipulating the amount owed to such Indemnitee (the “Stipulated Amount”) shall be signed by such Indemnitee and the Stockholders’ Agent. The Indemnitors shall, within 10 business days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, pay the Stipulated Amount to the Indemnitee to the extent such Stipulated Amount has not been withheld and retained pursuant to Section 1.7(h) of the Agreement.
          (f) In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Indemnitee, on the one hand, and the Stockholders’ Agent, on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against the Indemnitee or the Company in a litigation or arbitration), such dispute (an “Arbitrable Dispute”) shall be settled by binding arbitration. Notwithstanding the preceding sentence, nothing in this Exhibit C shall prevent the Indemnitee from seeking preliminary injunctive relief from a court of competent jurisdiction pending settlement of any Arbitrable Dispute.
          (g) Except as herein specifically stated, any Arbitrable Dispute shall be resolved by arbitration in Santa Clara, California in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures (the “JAMS Rules”) then in effect. However, in all events, the provisions contained herein shall govern over any conflicting rules which may now or hereafter be contained in the JAMS Rules. Any judgment upon the award rendered by the arbitrator shall be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available if any judicial proceeding was instituted to resolve an Arbitrable Dispute. The final decision of the arbitrator (which shall specify any amount due to the Indemnitees, which amount shall be referred to as the “Arbitrated Amount”), as entered by a court of competent jurisdiction, will be furnished by the arbitrator to the Stockholders’ Agent and the Indemnitee in writing and will constitute a final, conclusive and non-appealable determination of the issue in question, binding upon the Stockholders’ Agent, the Indemnitors and the Indemnitee, and an order with respect thereto may be entered in any court of competent jurisdiction.
          (h) Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the Indemnitee and the Stockholders’ Agent or by JAMS, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.
          (i) The arbitrator shall be mutually agreed upon by the Indemnitee and the Stockholders’ Agent. In the event the Indemnitee and the Stockholders’ Agent are unable to agree within 20 days following submission of the dispute to JAMS by one of the parties, JAMS will have the authority to select an arbitrator from a list of arbitrators who satisfy the criteria set forth in clause “(iv)” hereof.
          (j) No arbitrator shall have any past or present family, business or other relationship with the Indemnitee, the Company, the Stockholders’ Agent, any of the Indemnitors or any “affiliate” (as such term is defined in Rule 12b-2 of the Securities Act of 1933, as amended (the “Securities Act”)), director or officer thereof, unless following full disclosure of all such relationships, the Indemnitee and the Stockholders’ Agent agree in writing to waive such requirement with respect to an individual in connection with any dispute.
          (k) The arbitrator shall be instructed to hold an up to eight hour, one day hearing regarding the disputed matter within 60 days of his designation and to render an award (without written

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opinion) no later than 10 days after the conclusion of such hearing, in each case unless otherwise mutually agreed in writing by the Indemnitee and the Stockholders’ Agent.
          (l) No discovery other than an exchange of relevant documents may occur in any arbitration commenced under the provisions of this Exhibit C. The Indemnitee and the Stockholders’ Agent agree to act in good faith to promptly exchange relevant documents.
          (m) The Indemnitee and the Stockholders’ Agent (on behalf of the Indemnitors) will each pay 50% of the initial compensation to be paid to the arbitrator in any such arbitration and 50% of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided, however, that: (A) the prevailing party in any arbitration will be entitled to an award of attorneys’ fees and costs; and (B) all costs of arbitration, other than those provided for above, will be paid by the losing party, and the arbitrator will be authorized to determine the identity of the prevailing party and the losing party.
          (n) The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provisions contained in this Exhibit C or the Agreement.
          (o) Except as specifically otherwise provided in this Exhibit C or the Agreement, arbitration will be the sole and exclusive remedy of the parties for any Arbitrable Dispute or any other dispute arising out of or relating to this Exhibit C or the Agreement.
          (p) Upon resolution of the arbitration described in clause “(f)” of this Exhibit C, the Indemnitors shall, within 10 business days following the entry of the arbitrator’s decision by a court of competent jurisdiction, or such shorter period of time as may be set forth in the arbitrator’s decision, pay the Arbitrated Amount, if any, to the Indemnitee to the extent such Arbitrated Amount has not been withheld and retained pursuant to Section 1.7(h) of the Agreement.

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EXHIBIT D
FORM OF CERTIFICATE AMENDMENT

D-1